Exhibit 99.1

              Interim Report

             for the period ended September 30, 2017

             Third Quarter 2017

CONTENTS

BOARD OF DIRECTORS AND AUDITOR	2

INTRODUCTION	3

INTERIM REPORT ON OPERATIONS	5

RESULTS OF OPERATIONS	5

CONDENSED STATEMENT OF FINANCIAL POSITION BY ACTIVITY	18

LIQUIDITY AND CAPITAL RESOURCES	19

2017 U.S. GAAP OUTLOOK	22

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2017	23

Condensed Consolidated Income Statement	24

Condensed Consolidated Statement of Comprehensive Income	25

Condensed Consolidated Statement of Financial Position	26

Condensed Consolidated Statement of Cash Flows	28

Condensed Consolidated Statement of Changes in Equity	29

Notes	30

Also available at www.cnhindustrial.com

CNH Industrial N.V.

Corporate Seat: Amsterdam, The Netherlands

Principal Office: 25 St. James’s Street, London, SW1A 1HA, United Kingdom

Share Capital: €17,608,744.72 (as of September 30, 2017)

Amsterdam Chamber of Commerce: reg. no. 56532474

Contents 1

BOARD OF DIRECTORS AND

AUDITOR

BOARD OF DIRECTORS

Chairman

Sergio Marchionne

Chief Executive Officer

Richard J. Tobin

Directors

Jacqueline A. Tammenoms Bakker(2)(**)

Mina Gerowin(2)(**)

Suzanne Heywood(2)(3)

Léo W. Houle(2)(3)(*)

Peter Kalantzis(1)(3)(**)

John Lanaway(1)(**)

Silke C. Scheiber(1)(**)

Guido Tabellini(3)(**)

Jacques Theurillat(1)(**)

INDEPENDENT AUDITOR Ernst & Young Accountants LLP

(1)   Member of the Audit Committee

(2)   Member of the Governance and Sustainability Committee

(3)   Member of the Compensation Committee

(*)   Independent Director and Senior Non-Executive Director

(**)   Independent Director

Disclaimer

All statements other than statements of historical fact contained in this filing, including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.

Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, possible effects of “Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect CNH Industrial’s financial results is included in CNH Industrial N.V.’s EU Annual Report at December 31, 2016, prepared in accordance with EU-IFRS, and in its annual report on Form 20-F for the year ended December 31, 2016, prepared in accordance with U.S. GAAP. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements are based upon assumptions relating to the factors described in this filing, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements.

Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Board of Directors and Auditor	2

INTRODUCTION

CNH Industrial N.V. (the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed by the business combination transaction, completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial N.V. is incorporated in, and under the laws of, The Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, The Netherlands, and its principal office in London, England, United Kingdom. Unless otherwise indicated or the context otherwise requires, as used in this Interim Report, the terms “we”, “us” and “our” refer to CNH Industrial N.V. together with its consolidated subsidiaries.

CNH Industrial reports quarterly and annual consolidated financial results in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”) for U.S. Securities and Exchange Commission (“SEC”) reporting purposes, and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union (“EU-IFRS”) for European listing proposes and for Dutch law requirements. The reconciliation from EU-IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Notes to the Interim Condensed Consolidated Financial Statements.

Financial information included in this Interim Report has been prepared in accordance with EU-IFRS. This Interim Report is prepared using the U.S. dollar as the presentation currency, and with segment reporting based on the following five operating segments:

◾

Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe and the Miller brand, primarily in North America. Subsequent to the acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products have been sold under the Kongskilde, Överum, and JF brands.

◾

Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the New Holland Construction and Case Construction Equipment brands.

◾

Commercial Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the Iveco brand, commuter buses and touring coaches under the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the Iveco Astra brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

◾

Powertrain designs, manufactures, and offers a range of propulsion and transmission systems and axles for on- and off-road engine applications, as well as engines for marine application and power generation under the FPT Industrial brand.

◾

Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

◾	NAFTA - United States, Canada and Mexico;

◾	EMEA - member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

◾	LATAM - Central and South America, and the Caribbean Islands; and

◾	APAC - Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

This Interim Report is unaudited.

Introduction	3

Alternative performance measures (or “Non-GAAP financial measures”)

We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our results and allow management and investors to assess CNH Industrial’s operating trends, financial performance and financial position. Management uses these non-GAAP financial measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning presented in EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP financial measures has limitations and they should not be considered as substitutes for measures of financial performance and financial position as prepared in accordance with EU-IFRS.

Our non-GAAP financial measures are defined as follows:

◾

Trading Profit under EU-IFRS: is computed starting from net revenues less cost of sales, selling, general and administrative costs, research and development costs, and other operating income and expenses.

◾

Operating Profit under EU-IFRS: is computed starting from Trading Profit under EU-IFRS plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

◾

Operating Profit under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP. Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.

◾

Adjusted Net Income (Loss) under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income (loss), less restructuring charges and non-recurring items, after tax. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

◾

Adjusted Diluted EPS under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

◾

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt) under EU-IFRS: Net Debt is defined as debt plus other financial liabilities, net of cash and cash equivalents, current securities and other financial assets. We provide the reconciliation of Net Debt to Total Debt, which is the most directly comparable GAAP financial measure included in our consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

◾

Change excl. FX or Constant Currency: we discuss the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Introduction	4

INTERIM REPORT ON OPERATIONS

(Unaudited)

RESULTS OF OPERATIONS

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, for a better understanding of our operations and financial results, we present the following table providing the consolidated income statements and a breakdown of CNH Industrial results between Industrial Activities and Financial Services. Industrial Activities represent the activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles, and Powertrain, as well as corporate functions. The parent company, CNH Industrial N.V., is included under Industrial Activities as well as subsidiaries that provide centralized treasury services (i.e., raising funding in the market and financing Group subsidiaries). The activities of the treasury subsidiaries do not include the offer of financing to third parties.

Three Months Ended September 30, 2017 Compared to Three Months Ended September 30, 2016

Consolidated Results of Operations(*)

	Three Months Ended September 30, 2017			Three Months Ended September 30, 2016

($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Net revenues	6,742	6,392	481	5,836	5,498	462

Cost of sales	5,569	5,381	319	4,824	4,639	309

Selling, general and administrative costs	535	492	43	515	475	40

Research and development costs	265	265	-	255	255	-

Other income/(expenses)	(34)	(34)	-	(14)	(15)	1

TRADING PROFIT/(LOSS)	339	220	119	228	114	114

Gains/(losses) on disposal of investments	-	-	-	-	-	-

Restructuring costs	53	53	-	6	6	-

Other unusual income/(expenses)	-	-	-	(6)	(6)	-

OPERATING PROFIT/(LOSS)	286	167	119	216	102	114

Financial income/(expenses)(1)	(191)	(191)	-	(178)	(178)	-

Result from investments	23	16	7	14	8	6

PROFIT/(LOSS) BEFORE TAXES	118	(8)	126	52	(68)	120

Income tax (expense)	(74)	(29)	(45)	(42)	-	(42)

PROFIT/(LOSS) FOR THE PERIOD	44	(37)	81	10	(68)	78

Result from intersegment investments(**)	-	81	-	-	78	-

PROFIT/(LOSS) FOR THE PERIOD	44	44	81	10	10	78

Notes:

(*)	Transactions between Industrial Activities and Financial Services have been eliminated to arrive to the consolidated data.
(**)	Investments held by subsidiaries belonging to one segment in subsidiaries included in the other segment are accounted for under the equity method and are classified in this item.
(1)	In the third quarter of 2017, Financial income/(expenses) includes the charge of $39 million related to the repurchase of Notes. In the third quarter of 2016, this item included the charge of $38 million related to the repurchase of Notes.

Interim Report on Operations	5

Net revenues

We recorded net revenues of $6,742 million for the third quarter of 2017, an increase of 15.5% (up 11,7% on a constant currency basis) compared to the third quarter of 2016. Net revenues of Industrial Activities were $6,392 million in the third quarter of 2017, a 16.3% increase (up 12.3% on a constant currency basis) compared to the third quarter of 2016, as a result of improvements in all segments.

Cost of sales

Cost of sales were $5,569 million during the third quarter of 2017 compared with $4,824 million during the third quarter of 2016. The increase of 15.4% was driven by the increase in revenues. As a percentage of net revenues, cost of sales was 82.6% and 82.7% in the third quarter of 2017 and 2016, respectively.

Selling, general and administrative costs

Selling, general and administrative (“SG&A”) costs amounted to $535 million during the third quarter of 2017 (7.9% of net revenues), up 3.9% compared to $515 million recorded in the third quarter of 2016 (8.8% of net revenues).

Research and development costs

For the third quarter of 2017, research and development (“R&D”) costs were $265 million ($255 million in the third quarter of 2016) and included all the research and development costs not recognized as assets amounting to $148 million ($138 million in the third quarter of 2016) and the amortization of capitalized development costs of $117 million ($117 million in the third quarter of 2016). During the period, CNH Industrial capitalized new development costs of $101 million ($80 million in the third quarter of 2016). The R&D costs in both periods were primarily attributable to continued investment in new products.

Other income/(expenses)

Other expenses were $34 million for the third quarter of 2017 ($14 million in the third quarter of 2016).

Restructuring costs

Restructuring costs were $53 million for the third quarter of 2017 and $6 million for the third quarter of 2016. The costs in the third quarter of 2017 were primarily attributable to actions in Commercial Vehicles as part of the Efficiency Program launched in 2014. Specifically, at the end of the quarter, the Company initiated additional capacity realignments in its firefighting business. The Company recognized a total pre-tax restructuring charge of $47 million, of which $14 million is a non-cash charge. These actions will result in approximately $18 million of total annual pre-tax savings which the Company anticipates will be fully realized by 2019.

Other unusual income/(expenses)

Other unusual income/(expenses) were zero for the third quarter of 2017 compared to Other unusual expenses of $6 million for the third quarter of 2016.

Financial income/(expenses)

Net financial expenses were $191 million during the third quarter of 2017 compared to $178 million for the third quarter of 2016. In the third quarter of 2017, net financial expenses includes a charge of $39 million related to the repurchase of €347 million of CNH Industrial Finance Europe S.A.’s outstanding €1.2 billion 6.250% Notes due 2018, and €453 million of its outstanding €1.0 billion 2.750% Notes due 2019. In the third quarter of 2016, net financial expenses included a charge of $38 million related to the repurchase of $450 million of Case New Holland Industrial Inc.’s 7.875% Notes due 2017. Excluding the impact of these charges and the impact of foreign exchange losses, net financial expenses decreased as a result of lower interest rates mainly due to the repurchase/early redemption of Case New Holland Industrial Inc. Notes in 2016 and 2017 and of CNH Industrial Finance Europe S.A. Notes in 2017 (which were replaced with lower rate notes), as well as lower average indebtedness.

Result from investments

Result from investments was a net gain of $23 million and $14 million for the third quarter of 2017 and 2016, respectively.

Income tax (expense)

	Three Months Ended September 30,

($ million)	2017	2016

Profit before taxes	118	52

Income tax (expense)	(74)	(42)

Effective tax rate	62.7%	80.8%

Interim Report on Operations	6

Income tax expense totaled $74 million in the third quarter of 2017 compared to $42 million in the third quarter of 2016. The effective tax rate was 62.7% in the third quarter of 2017. Excluding the impact of restructuring and charges incurred on the repurchase/early redemption of Notes in both periods, the effective tax rate was 36% and 61% in the third quarter of 2017 and 2016, respectively. The improvement was primarily due to favorable changes in the jurisdictional profit mix.

Profit/(loss) for the period

Net profit was $44 million in the third quarter of 2017 compared to a net profit of $10 million in the third quarter of 2016.

Industrial Activities Performance

The following tables show net revenues and trading profit by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

Net revenues:

	Three Months Ended September 30,

($ million)	2017	2016	% change	% change excl. FX

Agricultural Equipment	2,651	2,359	12.4	9.4

Construction Equipment	642	595	7.9	6.0

Commercial Vehicles	2,598	2,150	20.8	15.6

Powertrain	1,075	851	26.3	20.2

Eliminations and Other	(574)	(457)	n.m.	n.m.

Total Net revenues of Industrial Activities	6,392	5,498	16.3	12.3

Financial Services	481	462	4.1	1.7

Eliminations and Other	(131)	(124)	n.m.	n.m.

Total Net revenues	6,742	5,836	15.5	11.7

n.m. - not meaningful.

Trading profit/(loss):

	Three Months Ended September 30,

($ million)	2017	2016	Change

Agricultural Equipment	129	75	54

Construction Equipment	(8)	(17)	9

Commercial Vehicles	32	37	-5

Powertrain	86	45	41

Eliminations and Other	(19)	(26)	7

Total Trading profit of Industrial Activities	220	114	106

Financial Services	119	114	5

Eliminations and Other	—	—	—

Total Trading profit	339	228	111

Net revenues of Industrial Activities were $6,392 million during the third quarter of 2017, a 16.3% increase (up 12.3% on a constant currency basis) compared to the third quarter of 2016 driven by increased revenues in each segment.

Trading profit of Industrial Activities was $220 million in the third quarter of 2017, a $106 million or 93% increase from the third quarter of 2016, with a trading margin of 3.4%, up 1.3 percentage points (“p.p.”) compared to the third quarter of 2016.

Interim Report on Operations	7

Agricultural Equipment

Net revenues

The following table shows Agricultural Equipment net revenues by geographic region for the third quarter of 2017 compared to the third quarter of 2016:

Agricultural Equipment Net revenues – by geographic region:

	Three Months Ended September 30,

($ million)	2017	2016	% change

NAFTA	873	888	-1.7

EMEA	903	727	24.2

LATAM	417	350	19.1

APAC	458	394	16.2

Total	2,651	2,359	12.4

Net revenues of Agricultural Equipment were $2,651 million for the third quarter of 2017, an increase of 12.4% (up 9.4% on a constant currency basis) compared to the third quarter of 2016. Net revenues increased in EMEA, primarily due to improved volume for combines and low horsepower tractors and favorable net price realization. Net revenues also increased in APAC, mainly in India, and in LATAM, mainly in Brazil and Argentina. Net revenues in NAFTA were flat, as stable row crop market conditions and improved tractor mix were offset by reduced market demand for hay and forage products.

In our key product segments within NAFTA, the over 140 horsepower (“hp”) tractor market was down 1% while demand for combines was up 10%. Demand for under 140 hp tractors in NAFTA was down 2%. In LATAM, the tractor market increased 2% and the combine market decreased 1%. EMEA markets were up 1% and 13% for tractors and combines, respectively. APAC markets increased 22% for tractors and 1% for combines.

Agricultural Equipment’s worldwide market share performance was up for tractors and for combines, mainly concentrated in the EMEA and LATAM regions. In the third quarter of 2017, Agricultural Equipment’s worldwide unit production was 5% above retail sales, mainly in support of the expected seasonal increase in demand and from dairy and livestock customers in EMEA. Production of NAFTA tractors was 4% below retail sales and combines was 16% above retail sales.

Trading profit

Agricultural Equipment’s trading profit was $129 million in the third quarter of 2017, a 72% increase over the $75 million in the third quarter of 2016. Trading margin increased 1.7 p.p. to 4.9% as favorable volume and product mix, together with positive net price realization and improved quality costs, more than offset raw material cost increases and increased investments in research and development.

Construction Equipment

Net revenues

The following table shows Construction Equipment net revenues by geographic region for the third quarter of 2017 compared to the third quarter of 2016:

Construction Equipment Net revenues – by geographic region:

	Three Months Ended September 30,

($ million)	2017	2016	% change

NAFTA	336	316	6.3

EMEA	130	128	1.6

LATAM	89	77	15.6

APAC	87	74	17.6

Total	642	595	7.9

Interim Report on Operations	8

Net revenues of Construction Equipment were $642 million for the third quarter of 2017, an increase of 7.9% compared to the third quarter of 2016 (up 6.0% on a constant currency basis), driven by market growth in all regions, particularly in light equipment in NAFTA and in APAC, where we have seen a sustained rebound in demand since last year. The current worldwide order book is over 50% higher than the previous year.

In the third quarter of 2017, Construction Equipment’s worldwide heavy industry sales were up 34%, and light industry sales were up 16% compared to the third quarter of 2016. Industry light equipment sales were up in NAFTA, EMEA and APAC while heavy equipment industry sales were up in all regions.

Construction Equipment’s worldwide market share for heavy construction equipment was down compared to the prior year period driven by LATAM. Market share for light construction equipment was up compared to the prior year driven by NAFTA and LATAM.

Construction Equipment’s worldwide production levels were 2% above retail sales in the quarter, in line with production seasonality.

Trading profit/(loss)

Construction Equipment reported trading loss of $8 million for the third quarter of 2017, a $9 million improvement compared the third quarter of 2016 (trading margin up 1.7 p.p. compared to the third quarter of 2016). The improvement was mainly driven by higher volumes and favorable product mix, as well as slightly positive price realization.

Commercial Vehicles

Net revenues

The following table shows Commercial Vehicles’ net revenues by geographic region for the third quarter of 2017 compared to the third quarter of 2016:

Commercial Vehicles Net revenues – by geographic region:

	Three Months Ended September 30,

($ million)	2017	2016	% change

NAFTA	5	8	n.m.

EMEA	2,099	1,782	17.8

LATAM	237	189	25.4

APAC	257	171	50.3

Total	2,598	2,150	20.8

n.m. - not meaningful.

Commercial Vehicles’ net revenues were $2,598 million for the third quarter of 2017, an increase of 20.8% (up 15.6% on a constant currency basis) compared to the third quarter of 2016. In EMEA, net revenues increased as a result of price realization, fleet-related sales of heavy tractor trucks and commercial vans, and timing of specialty vehicle deliveries. In LATAM and APAC, net revenues improved as a result of favorable industry trends in Argentina, Turkey, and Australia.

During the third quarter of 2017, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was up 4% compared to the third quarter of 2016. The Light Commercial Vehicles (“LCV”) market (GVW 3.5-7.49 tons) increased 6% and the Medium & Heavy (“M&H”) truck market (GVW ≥7.5 tons) decreased 1%. In LATAM, new truck registrations (GVW ≥3.5 tons) increased 15% compared to the third quarter of 2016, due to a 46% increase in Argentina, a 4% increase in Brazil, while Venezuela decreased 79%. In APAC, registrations grew by 10%.

In the third quarter of 2017, our market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 12.8%, down 1.1 p.p. compared to the third quarter of 2016. Our market share in LATAM, in the third quarter of 2017, was 12.2%, up 0.7 p.p. compared to the third quarter of 2016.

Commercial Vehicles delivered approximately 33,900 vehicles (including buses and specialty vehicles) in the quarter, representing a 5% increase compared to the third quarter of 2016. Volumes increased 3% and 4% in the M&H truck and LCV segments, respectively. Commercial Vehicles’ deliveries decreased 1% in EMEA, but increased in LATAM and APAC by 47% and 36%, respectively.

Commercial Vehicles’ third quarter ratio of orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 0.99, an increase of 25% compared to the third quarter of 2016. In the third quarter of 2017, truck order intake in Europe increased 23% compared to the third quarter of 2016, with a 34% increase in LCV and a 4% increase in M&H.

Interim Report on Operations	9

Trading profit/(loss)

Commercial Vehicles reported trading profit of $32 million for the third quarter of 2017 compared to $37 million for the third quarter of 2016, with a trading margin of 1.2% (down 0.5 p.p. compared to the third quarter of 2016). The margin was affected by unfavorable product and channel mix, more than offsetting the favorable volume impact. The price realization achieved was more than offset by Euro 6 emissions content costs and the impact of the devaluation of the British pound. In general, pricing conditions in the main European markets remained very competitive during the quarter.

Powertrain

Net revenues

Powertrain net revenues were $1,075 million for the third quarter of 2017, an increase of 26.3% compared to the third quarter of 2016 (up 20.2% on a constant currency basis), as a result of higher sales volumes with both captive and external customers. Sales to external customers accounted for 48% of total net sales, in line with the third quarter of 2016.

During the third quarter of 2017, Powertrain sold approximately 147,800 engines, an increase of 17% compared to the third quarter of 2016. In terms of major customers, 24% of engine units were supplied to Commercial Vehicles, 18% to Agricultural Equipment, 4% to Construction Equipment and the remaining 54% to external customers. Additionally, Powertrain delivered approximately 15,800 transmissions, a decrease of 9% compared to the third quarter of 2016, and 41,700 axles, a 4% increase compared to the third quarter of 2016.

Trading profit

During the third quarter of 2017, Powertrain’s trading profit was $86 million, a $41 million increase compared to the third quarter of 2016 as a result of higher volume, favorable engine mix, and manufacturing efficiencies. Trading margin increased 2.7 p.p. to 8.0%, the highest third quarter margin ever reported in the segment’s history.

Financial Services Performance

Net revenues

Financial Services reported net revenues of $481 million for the third quarter of 2017, an increase of 4.1% (up 1.7% on a constant currency basis) compared to the third quarter of 2016, due to higher activity in LATAM and APAC.

Net income

Net income of Financial Services was $81 million for the third quarter of 2017, an increase of $3 million compared to the third quarter of 2016, primarily due to the higher activity in LATAM and APAC, lower provisions for credit losses and the positive impact of currency translation.

Retail loan originations in the quarter (including unconsolidated joint ventures) were $2.3 billion, flat compared to the third quarter of 2016. The managed portfolio (including unconsolidated joint ventures) was $26.0 billion as of September 30, 2017 (of which retail was 63% and wholesale 37%), up $1.2 billion compared to September 30, 2016 (up $0.5 billion on a constant currency basis).

Interim Report on Operations	10

Nine Months Ended September 30, 2017 Compared to Nine Months Ended September 30, 2016

Consolidated Results of Operations(*)

	Nine Months Ended September 30, 2017			Nine Months Ended September 30, 2016

($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Net revenues	19,665	18,544	1,498	18,197	17,134	1,412

Cost of sales	16,205	15,574	1,008	14,966	14,387	928

Selling, general and administrative costs	1,609	1,484	125	1,588	1,466	122

Research and development costs	760	760	-	725	725	-

Other income/(expenses)	(74)	(70)	(4)	(52)	(49)	(3)

TRADING PROFIT/(LOSS)	1,017	656	361	866	507	359

Gains/(losses) on disposal of investments	-	-	-	-	-	-

Restructuring costs	76	74	2	31	30	1

Other unusual income/(expenses)(1)	8	8	-	(560)	(560)	-

OPERATING PROFIT/(LOSS)	949	590	359	275	(83)	358

Financial income/(expenses)(2)	(483)	(483)	-	(483)	(483)	-

Result from investments(3)	71	51	20	(5)	(24)	19

PROFIT/(LOSS) BEFORE TAXES	537	158	379	(213)	(590)	377

Income tax (expense)	(236)	(114)	(122)	(184)	(52)	(132)

PROFIT/(LOSS) FOR THE PERIOD	301	44	257	(397)	(642)	245

Result from intersegment investments(**)	-	257	-	-	245	-

PROFIT/(LOSS) FOR THE PERIOD	301	301	257	(397)	(397)	245

Notes:

(*)	Transactions between Industrial Activities and Financial Services have been eliminated to arrive to the consolidated data.
(**)	Investments held by subsidiaries belonging to one segment in subsidiaries included in the other segment are accounted for under the equity method and are classified in this item.
(1)	In the nine months ended September 30, 2016, Other unusual income/(expenses) included the non-recurring charge of $551 million related to the European Commission settlement.
(2)

In the nine months ended September 30, 2017, Financial income/(expenses) includes the charge of $56 million related to the early redemption of Notes. In the nine months ended September 30, 2016, Financial income/(expenses) included the charge of $38 million related to the repurchase of Notes.

(3)	In the nine months ended September 30, 2016, Result from investments included a negative impact of $42 million incurred by the joint venture Naveco Ltd. due to its exit from a line of business.

Interim Report on Operations	11

Net revenues

We recorded net revenues of $19,665 million for the nine months ended September 30, 2017, up 8.1% (up 7.4% on a constant currency basis) compared to the nine months ended September 30, 2016. Net revenues of Industrial Activities were $18,544 million for the nine months ended September 30, 2017, an 8.2% increase (up 7.6% on a constant currency basis) compared to the nine months ended September 30, 2016. Net revenues of Industrial Activities increased in all segments.

Cost of sales

Cost of sales were $16,205 million for the nine months ended September 30, 2017 compared with $14,966 million for the nine months ended September 30, 2016. The increase of 8.3% was largely driven by the increase in net revenues. As a percentage of net revenues, cost of sales was 82.4% and 82.2% in the nine months ended September 30, 2017 and 2016, respectively.

Selling, general and administrative costs

SG&A costs amounted to $1,609 million for the nine months ended September 30, 2017 (8.2% of net revenues), up 1.3% compared to the nine months ended September 30, 2016 (8.7% of net revenues).

Research and development costs

In the nine months ended September 30, 2017, R&D costs were $760 million ($725 million in the nine months ended September 30, 2016) and included all the research and development costs not recognized as assets amounting to $409 million ($363 million in the nine months ended September 30, 2016) and the amortization of capitalized development costs of $351 million ($362 million in the nine months ended September 30, 2016). During the period, CNH Industrial capitalized new development costs of $271 million ($271 million in the nine months ended September 30, 2016). The R&D costs in both periods were primarily attributable to continued investment in new products.

Other income/(expenses)

Other expenses were $74 million for the nine months ended September 30, 2017 ($52 million in the nine months ended September 30, 2016).

Restructuring costs

Restructuring costs for the nine months ended September 30, 2017 were $76 million compared to $31 million for the nine months ended September 30, 2016. The costs in the nine months ended September 30, 2017 were primarily attributable to actions in Commercial Vehicles, Agricultural Equipment and Construction Equipment as part of the Efficiency Program launched in 2014. The restructuring costs in the nine months ended September 30, 2016 were mainly the result of Efficiency Program actions in Commercial Vehicles and Agricultural Equipment.

Other unusual income/(expenses)

Other unusual income was $8 million for the nine months ended September 30, 2017 compared to Other unusual expenses of $560 million for the nine months ended September 30, 2016 which included a non-recurring charge of $551 million due to the European Commission settlement. For additional information on the European Commission settlement, see Note 27 “Commitments and contingencies” to the Interim Condensed Consolidated Financial Statements.

Financial income/(expenses)

Net financial expenses were $483 million for the nine months ended September 30, 2017, flat compared to the nine months ended September 30, 2016. In the nine months ended September 30, 2017 and 2016, net financial expenses include a charge of $56 million and $38 million, respectively, related to the repurchase/early redemption of Notes. Excluding the impact of these charges, net financial expenses decreased by $18 million as a result of lower interest rates mainly due to the repurchases of Notes in 2016 and 2017, which were replaced with lower rate notes, as well as a lower average indebtedness.

Result from investments

Result from investments was a net gain of $71 million and a net loss of $5 million for the nine months ended September 30, 2017 and 2016, respectively. The nine months ended September 30, 2016 included a negative impact of $42 million incurred by the joint venture Naveco Ltd. due to its exit from a line of business.

Interim Report on Operations	12

Income tax (expense)

	Nine Months Ended September 30,

($ million)	2017	2016

Profit before taxes	537	(213)

Income tax (expense)	(236)	(184)

Effective tax rate	43.9	(86.4)

Income tax expense totaled $236 million in the nine months ended September 30, 2017 compared to $184 million for nine months ended September 30, 2016. The effective tax rate was 43.9% in the nine months ended September 30, 2017, and was impacted by restructuring costs and the charges related to the repurchase/early redemption of Notes. The effective tax rate was -86.4% in the nine months ended September 30, 2016, and was impacted by restructuring costs, the non-tax deductible charge of $551 million for the European Commission settlement, as well as by the negative impact incurred by Naveco Ltd. due to its exit from a line of business. Excluding the impact of restructuring and the one-time charges in both periods, the effective tax rate was 37% and 46% in the nine months ended September 30, 2017 and 2016, respectively.

Profit/(loss) for the period

Net profit was $301 million in the nine months ended September 30, 2017, a $698 million increase compared to a net loss of $397 million in the nine months ended September 30, 2016 which included a non-tax deductible charge of $551 million resulting from the European Commission settlement.

Interim Report on Operations	13

Industrial Activities Performance

The following tables show net revenues and trading profit by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

Net revenues:

	Nine Months Ended September 30,

($ million)	2017	2016	% change	% change excl. FX

Agricultural Equipment	7,890	7,291	8.2	6.8

Construction Equipment	1,841	1,726	6.7	5.9

Commercial Vehicles	7,376	6,896	7.0	6.9

Powertrain	3,214	2,760	16.4	16.7

Eliminations and Other	(1,777)	(1,539)	n.m.	n.m.

Total Net revenues of Industrial Activities	18,544	17,134	8.2	7.6

Financial Services	1,498	1,412	6.1	4.4

Eliminations and Other	(377)	(349)	n.m.	n.m.

Total Net revenues	19,665	18,197	8.1	7.4

n.m. - not meaningful.

Trading profit/(loss):

	Nine Months Ended September 30,

($ million)	2017	2016	Change

Agricultural Equipment	438	322	116

Construction Equipment	(50)	(26)	-24

Commercial Vehicles	96	130	-34

Powertrain	246	155	91

Eliminations and Other	(74)	(74)	-

Total Trading profit of Industrial Activities	656	507	149

Financial Services	361	359	2

Eliminations and Other	-	-	-

Total Trading profit	1,017	866	151

Net revenues of Industrial Activities were $18,544 million for the nine months ended September 30, 2017, up 8.2% (up 7.6% on a constant currency basis) compared to the nine months ended September 30, 2016. Net revenues of Industrial Activities increased in all segments.

Trading profit of Industrial Activities was $656 million for the nine months ended September 30, 2017, a $149 million increase compared to the nine months ended September 30, 2016, with a trading margin of 3.5%, up 0.5 p.p. compared to the nine months ended September 30, 2016. Trading profit of Industrial Activities was primarily impacted by positive performance of Agricultural Equipment and Powertrain.

Interim Report on Operations	14

Agricultural Equipment

Net revenues

The following table shows Agricultural Equipment net revenues by geographic region for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016:

Agricultural Equipment Net revenues – by geographic region:

	Nine Months Ended September 30,

($ million)	2017	2016	% change

NAFTA	2,588	2,649	-2.3

EMEA	2,916	2,726	7.0

LATAM	1,156	855	35.2

APAC	1,230	1,061	15.9

Total	7,890	7,291	8.2

Net revenues of Agricultural Equipment were $7,890 million for the nine months ended September 30, 2017, up 8.2% (up 6.8% on a constant currency basis) compared to the nine months ended September 30, 2016. The increase was mainly due to favorable industry volume and product mix in LATAM, primarily in the Argentinian and Brazilian markets. Net revenues increased in APAC, mainly driven by favorable volume in Australia. Higher net revenues in EMEA were primarily due to positive volume and pricing. NAFTA net revenues were down due to unfavorable industry volume in the small grain sector, and de-stocking actions in cash crop tractors, and hay and forage product lines.

In our key product segments within NAFTA, the over 140 hp tractor segment was down 6%, while demand for combines was up 5%. NAFTA had 5% increased demand for tractors under 140 hp. In LATAM, tractor and combines markets increased 20% and 16%, respectively. EMEA markets were flat for tractors and up 2% for combines. APAC markets increased 8% for tractors and 56% for combines.

Agricultural Equipment’s worldwide market share performance was up for tractors and down for combines.

Trading profit

Agricultural Equipment’s trading profit was $438 million for the nine months ended September 30, 2017 compared to $322 million for the nine months ended September 30, 2016, with a trading margin of 5.6% (4.4% in the nine months ended September 30, 2016). The increase was the result of revenue growth in LATAM, EMEA and APAC as well as improved fixed cost absorption and disciplined net price realization.

Construction Equipment

Net revenues

The following table shows Construction Equipment net revenues by geographic region for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016:

Construction Equipment Net revenues – by geographic region:

	Nine Months Ended September 30,

($ million)	2017	2016	% change

NAFTA	980	920	6.5

EMEA	366	382	-4.2

LATAM	216	195	10.8

APAC	279	229	21.8

Total	1,841	1,726	6.7

Net revenues of Construction Equipment were $1,841 million for the nine months ended September 30, 2017, up 6.7% compared to the nine months ended September 30, 2016 (up 5.9% on a constant currency basis), driven by favorable volume and mix primarily in NAFTA and APAC.

Interim Report on Operations	15

In the nine months ended September 30, 2017, Construction Equipment’s worldwide heavy industry volumes were up 32% and light industry volumes were up 16% compared to the nine months ended September 30, 2016. Overall industry volumes increased in both product categories in all regions.

Construction Equipment’s worldwide market share was relatively flat compared to the prior year period for both heavy and light construction equipment.

Trading profit/(loss)

Construction Equipment reported a trading loss of $50 million for the nine months ended September 30, 2017 compared to a trading loss of $26 million for the nine months ended September 30, 2016, mainly as a result of an unfavorable foreign exchange impact on product cost partially offset by positive volumes. Trading margin decreased 1.2 p.p. to (2.7)%.

Commercial Vehicles

Net revenues

The following table shows Commercial Vehicles’ net revenues by geographic region for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016:

Commercial Vehicles Net revenues – by geographic region:

	Nine Months Ended September 30,

($ million)	2017	2016	% change

NAFTA	13	36	n.m.

EMEA	6,074	5,868	3.5

LATAM	603	499	20.8

APAC	686	493	39.1

Total	7,376	6,896	7.0

n.m. - not meaningful.

Commercial Vehicles’ net revenues were $7,376 million during the nine months ended September 30, 2017, up 7.0% (up 6.9% on a constant currency basis) compared to the nine months ended September 30, 2016 as a result of higher volume and mix in APAC, LATAM and EMEA.

During the nine months ended September 30, 2017, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was up 4% compared to 2016. The Light Commercial Vehicles (“LCV”) market (GVW 3.5-7.49 tons) increased 5%, and the Medium & Heavy (“M&H”) truck market (GVW ≥7.5 tons) increased 1%. In LATAM, new truck registrations (GVW ≥3.5 tons) increased 8% compared to the nine months ended September 30, 2016. The LCV and M&H truck markets increased 10% and 8%, respectively. In APAC, registrations increased 8%.

In the nine months ended September 30, 2017, our market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 12.5%, flat compared to the nine months ended September 30, 2016. Our market share in LATAM was 12.0%, flat compared to the nine months ended September 30, 2016.

Commercial Vehicles delivered approximately 106,500 vehicles (including buses and specialty vehicles) in the nine months ended September 30, 2017, representing a 1% increase compared to the nine months ended September 30, 2016. Volumes increased 6% in the M&H truck segment, while volumes were down 1% in the LCV segment. Commercial Vehicles’ deliveries increased 34% in LATAM and 16% in APAC, but decreased by 2% in EMEA.

Trading profit/(loss)

Commercial Vehicles reported trading profit of $96 million for the nine months ended September 30, 2017 compared to $130 million for the nine months ended September 30, 2016. Trading margin decreased 0.6 p.p. to 1.3% primarily due to lower volume and unfavorable mix in EMEA and unfavorable impact of currency translation in the UK, partially offset by manufacturing efficiencies. In LATAM, trading profit improved primarily due to higher industry volumes and positive net price realization. In APAC, trading profit was up primarily due to positive volume and mix in the truck, bus, and firefighting businesses.

Interim Report on Operations	16

Powertrain

Net revenues

Powertrain’s net revenues were $3,214 million for the nine months ended September 30, 2017, an increase of 16.4% (up 16.7% on a constant currency basis) compared to the nine months ended September 30, 2016, due to higher volumes in EMEA and APAC. Sales to external customers accounted for 47% of total net revenues compared to 46% in 2016.

During the nine months ended September 30, 2017, Powertrain sold approximately 455,300 engines, an increase of 13% compared to the nine months ended September 30, 2016. In terms of major customers, 26% of engine units were supplied to Commercial Vehicles, 19% to Agricultural Equipment, 3% to Construction Equipment and the remaining 52% to external customers. Additionally, Powertrain delivered approximately 54,100 transmissions, a decrease of 9% compared to the nine months ended September 30, 2016, and 146,500 axles, flat compared to the nine months ended September 30, 2016.

Trading profit

For the nine months ended September 30, 2017, Powertrain’s trading profit was $246 million, up $91 million compared to the nine months ended September 30, 2016, with a trading margin of 7.7% (up 2.1 p.p. compared to the nine months ended September 30, 2016). The improvement was mainly due to higher volumes and manufacturing efficiencies.

Financial Services Performance

Net revenues

Financial Services reported net revenues of $1,498 million for the nine months ended September 30, 2017, an increase of 6.1% compared to the nine months ended September 30, 2016 (up 4.4% on a constant currency basis), primarily due to higher activity in LATAM and APAC and increased sales of equipment formerly on operating leases.

Net income

Net income of Financial Services was $257 million for the nine months ended September 30, 2017, an increase of $12 million compared to the nine months ended September 30, 2016, due to the higher activity in LATAM and APAC, lower provisions for credit losses and the positive impact of currency translation partially offset by reduced interest spreads.

Retail loan originations in the nine months ended September 30, 2017 (including unconsolidated joint ventures) were $6.5 billion, relatively flat compared to the nine months ended September 30, 2016. The managed portfolio (including unconsolidated joint ventures) of $26.0 billion as of September 30, 2017 (of which retail was 63% and wholesale 37%) was up $1.2 billion compared to December 31, 2016 (flat on a constant currency basis).

Interim Report on Operations	17

CONDENSED STATEMENT OF FINANCIAL POSITION BY ACTIVITY

	At September 30, 2017			At December 31, 2016

($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

ASSETS

Intangible assets:	5,632	5,489	143	5,504	5,361	143

Goodwill	2,482	2,351	131	2,459	2,330	129

Other intangible assets	3,150	3,138	12	3,045	3,031	14

Property, plant and equipment	6,754	6,752	2	6,278	6,276	2

Investments and other financial assets	628	3,142	196	554	2,926	153

Leased assets	1,874	30	1,844	1,907	17	1,890

Defined benefit plan assets	6	5	1	5	4	1

Deferred tax assets	1,014	1,129	208	959	1,032	187

Total Non-current assets	15,908	16,547	2,394	15,207	15,616	2,376

Inventories	7,450	7,222	228	5,732	5,519	213

Trade receivables	557	549	28	623	596	58

Receivables from financing activities	19,182	1,329	19,942	18,662	1,598	19,551

Current taxes receivables	329	347	36	430	409	38

Other current assets	1,609	1,410	306	1,209	1,002	328

Current financial assets:	89	79	19	95	98	8

Current securities	-	-	-	-	-	-

Other financial assets	89	79	19	95	98	8

Cash and cash equivalents	4,781	3,569	1,212	5,854	4,649	1,205

Total Current assets	33,997	14,505	21,771	32,605	13,871	21,401

Assets held for sale	19	13	6	22	12	10

TOTAL ASSETS	49,924	31,065	24,171	47,834	29,499	23,787

EQUITY AND LIABILITIES

Equity	6,753	6,753	2,708	6,634	6,634	2,526

Provisions:	6,220	6,158	62	5,687	5,627	60

Employee benefits	2,582	2,551	31	2,532	2,500	32

Other provisions	3,638	3,607	31	3,155	3,127	28

Debt:	25,629	7,468	20,250	25,434	7,815	20,106

Asset-backed financing	11,552	3	11,549	11,784	8	11,776

Other debt	14,077	7,465	8,701	13,650	7,807	8,330

Other financial liabilities	84	81	12	249	239	21

Trade payables	5,867	5,715	188	5,185	5,042	180

Current taxes payables	179	133	100	229	163	82

Deferred tax liabilities	149	149	322	188	139	310

Other current liabilities	5,043	4,608	529	4,228	3,840	502

Liabilities held for sale	-	-	-	-	-	-

Total Liabilities	43,171	24,312	21,463	41,200	22,865	21,261

TOTAL EQUITY AND LIABILITIES	49,924	31,065	24,171	47,834	29,499	23,787

Interim Report on Operations	18

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statement of cash flows and our condensed consolidated statement of financial position. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the next twelve months.

Cash flow analysis

The following table presents the cash flows from operating, investing and financing activities by activity for the nine months ended September 30, 2017 and 2016:

		Nine months ended September 30,

		2017			2016

($ million)		Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

A)	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,854	4,649	1,205	6,311	4,566	1,745

B)	CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:

	Profit/(loss) for the period	301	301	257	(397)	(397)	245

	Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)	885	881	4	893	889	4

	(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items	4	(294)	41	135	(181)	71

	Loss on repurchase/early redemption of Notes	56	56	-	38	38	-

	Dividends received	42	300	-	57	299	-

	Change in provisions	102	104	(2)	459	460	(1)

	Change in deferred income taxes	(87)	(91)	4	38	20	18

	Change in items due to buy-back commitments(1)	24	(8)	32	98	58	40

	Change in operating lease items(2)	47	(12)	59	(52)	(3)	(49)

	Change in working capital	(876)	(962)	86	(1,185)	(1,177)	(8)

	TOTAL	498	275	481	84	6	320

C)	CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:

	Investments in:

	Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)	(550)	(549)	(1)	(561)	(560)	(1)

	Consolidated subsidiaries and other equity investments	(7)	(53)	-	5	(3)	-

	Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	10	11	(1)	8	8	8

	Net change in receivables from financing activities	237	69	168	871	(100)	971

	Change in current securities	-	-	-	33	31	2

	Other changes	(161)	(143)	(18)	(145)	552	(697)

	TOTAL	(471)	(665)	148	211	(72)	283

D)	CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:

	Net change in debt and other financial assets/liabilities	(1,223)	(773)	(450)	(623)	295	(918)

	Capital increase	13	13	46	-	-	-

	Dividends paid	(166)	(166)	(258)	(205)	(205)	(242)

	Purchase of treasury shares	(29)	(29)	-	(14)	(14)	-

	Purchase of ownership interests in subsidiaries	-	-	-	(44)	(44)	-

	TOTAL	(1,405)	(955)	(662)	(886)	32	(1,160)

	Translation exchange differences	305	265	40	153	100	53

E)	TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,073)	(1,080)	7	(438)	66	(504)

F)	CASH AND CASH EQUIVALENTS AT END OF PERIOD	4,781	3,569	1,212	5,873	4,632	1,241

Interim Report on Operations	19

(1)

Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments before the end of the agreement and without repossession of the vehicle.

(2)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

During the nine months ended September 30, 2017, consolidated cash and cash equivalents decreased by $1,073 million. Cash and cash equivalents of Industrial Activities decreased $1,080 million, while cash and cash equivalents of Financial Services increased by $7 million.

Cash flows of Industrial Activities

Net cash provided by operating activities was $275 million in the nine months ended September 30, 2017, compared to $6 million provided in the nine months ended September 30, 2016. The increase was primarily due to lower working capital absorption.

Net cash used in investing activities was $665 million in the nine months ended September 30, 2017, compared to $72 million used in the nine months ended September 30, 2016. The increased cash usage was primarily due to a decrease in net cash receipts related to intersegment receivables and payables (included in “Other changes”).

Net cash used in financing activities was $955 million in the nine months ended September 30, 2017, compared to $32 million provided in the nine months ended September 30, 2016. The increased cash usage was primarily due to the early redemption of all the outstanding $636 million aggregate principal amount of Case New Holland Industrial Inc. 7.875% Senior Notes due 2017 (repurchase of $450 million in the nine months ended September 30, 2016), as well as the repurchase of €347 million of CNH Industrial Finance Europe S.A. outstanding €1.2 billion 6.250% Notes due 2018, and the repurchase of €453 million of CNH Industrial Finance Europe S.A. outstanding €1.0 billion 2.750% Notes due 2019.

Cash flows of Financial Services

Net cash provided by operating activities was $481 million in the nine months ended September 30, 2017, compared to $320 million provided in the nine months ended September 30, 2016.

Net cash provided by investing activities was $148 million in the nine months ended September 30, 2017, compared to $283 million in the nine months ended September 30, 2016, primarily due to a decrease in net change in receivables from financing activities.

Net cash used in financing activities was $662 million in the nine months ended September 30, 2017, compared to $1,160 million in the nine months ended September 30, 2016. The decreased cash usage was primarily due to lower net repayment of debt.

Consolidated Debt

As of September 30, 2017 and December 31, 2016, our consolidated Debt was as detailed in the table below:

	At September 30, 2017			At December 31, 2016

($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Total Debt	25,629	7,468	20,250	25,434	7,815	20,106

We believe that Net Debt, defined as debt plus other financial liabilities, net of cash, cash equivalents, current securities and other financial assets (all as recorded in the consolidated statement of financial position) is a useful analytical tool for measuring our effective borrowing requirements. This non-GAAP financial measure should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with EU-IFRS. In addition, this non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies.

Interim Report on Operations	20

The calculation of Net Debt as of September 30, 2017 and December 31, 2016, and the reconciliation of Net Debt to Total Debt, the EU-IFRS financial measure that we believe to be most directly comparable, are shown below:

	At September 30, 2017			At December 31, 2016

($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Third party debt	25,629	6,651	18,978	25,434	6,813	18,621

Intersegment notes payable	-	817	1,272	-	1,002	1,485

Total Debt(1)	25,629	7,468	20,250	25,434	7,815	20,106

Less:

Cash and cash equivalents	4,781	3,569	1,212	5,854	4,649	1,205

Intersegment financial receivables	-	1,272	817	-	1,485	1,002

Other financial assets(2)	89	79	19	95	98	8

Other financial liabilities(2)	(84)	(81)	(12)	(249)	(239)	(21)

Net Debt (Cash)(3)	(20,843)	(2,629)	(18,214)	19,734	1,822	17,912

(1)

As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of Financial Services (included under intersegment financial receivables). Intersegment financial receivables for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury. Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $817 million and $1,002 million at September 30, 2017 and December 31, 2016, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,272 million and $1,485 million at September 30, 2017 and December 31, 2016, respectively.

(2)	Other financial liabilities and other financial assets include, respectively, the negative and positive fair values of derivative financial instruments.

(3)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $455 million and $483 million as of September 30, 2017 and December 31, 2016, respectively.

The increase in Net Debt at September 30, 2017, compared to December 31, 2016 mainly reflects seasonal cash absorption related to the operating activities, the annual dividend payment of $161 million to shareholders and a negative foreign exchange impact on euro denominated debt.

The following table shows the change in Net Debt of Industrial Activities for the nine months ended September 30, 2017 and 2016:

($ million)	Nine months ended September 30, 2017	Nine months ended September 30, 2016

Net industrial (debt)/cash at beginning of period	(1,822)	(1,570)

Profit/(loss) for the period	301	(397)

Add back European Commission settlement	-	551

Add back cost of repurchase/early redemption of Notes(1)	56	38

Amortization and depreciation(2)	881	889

Changes in provisions and similar(3)	(1)	102

Change in working capital	(962)	(1,177)

Investments in property, plant and equipment, and intangible assets(2)	(549)	(560)

Other changes	89	(151)

Net industrial cash flow	(185)	(705)

Capital increases and dividends(4)	(182)	(219)

Currency translation differences and other(5)	(440)	(381)

Change in Net industrial debt	(807)	(1,305)

Net industrial (debt)/cash at end of period	(2,629)	(2,875)

(1)	Add back item to be excluded from the calculation of net industrial cash flow.

(2)	Excludes assets sold under buy-back commitments and assets under operating leases.

(3)	Also includes changes in items related to assets sold under buy-back commitments, and assets under operating leases.

(4)	Also includes share buy-back transactions.

(5)	In the nine months ended September 30, 2017 and 2016, this item also includes the charge of $56 million and $38 million, respectively, related to the repurchase/early redemption of Notes.

Available Group’s committed unsecured facilities expiring after twelve months amounted to approximately $3.1 billion at September 30, 2017 ($2.9 billion at December 31, 2016).

Interim Report on Operations	21

2017 U.S. GAAP OUTLOOK

CNH Industrial manages its operations, assesses its performance and makes decision about allocation of resources based on financial results prepared only in accordance with U.S. GAAP, and, accordingly, also the full year guidance presented below is prepared under U.S. GAAP.

Market conditions across our major segments have been solid year-to-date, despite continued inventory destocking efforts in high horsepower tractors in the NAFTA row crop market segment and weakened demand in hay and forage products. The weakening of the U.S. dollar against most of our trading currencies, especially the euro, has had a positive translation impact on our revenues. However, the strengthening of the euro has had an unfavorable translation impact on the euro-denominated portion of our net industrial debt. The exchange impacts on profit have been less significant due to balanced foreign currency positions between revenue and costs. Therefore, the Company is increasing its 2017 guidance for sales and EPS, and is slightly increasing the net industrial debt guidance as follows:

◾	Net sales of Industrial Activities of $25.0 to $25.5 billion;
◾	Adjusted diluted EPS(1) of $0.44 to $0.46;
◾	Net industrial debt at the end of 2017 at $1.5 to $1.7 billion.

(1)

Outlook is not provided on diluted EPS under U.S.GAAP, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain.

Interim Report on Operations	22

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS At September 30, 2017

Interim Condensed Consolidated Financial Statements    at September 30, 2017        23

CONDENSED CONSOLIDATED INCOME STATEMENT

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,

($ million)	Note	2017	2016	2017	2016

Net revenues	(1)	6,742	5,836	19,665	18,197

Cost of sales	(2)	5,569	4,824	16,205	14,966

Selling, general and administrative costs	(3)	535	515	1,609	1,588

Research and development costs	(4)	265	255	760	725

Other income/(expenses)	(5)	(34)	(14)	(74)	(52)

TRADING PROFIT/(LOSS)		339	228	1,017	866

Gains/(losses) on the disposal of investments	(6)	-	-	-	-

Restructuring costs	(7)	53	6	76	31

Other unusual income/(expenses)	(8)	-	(6)	8	(560)

OPERATING PROFIT/(LOSS)		286	216	949	275

Financial income/(expenses)	(9)	(191)	(178)	(483)	(483)

Result from investments:	(10)	23	14	71	(5)

Share of the profit/(loss) of investees accounted for using the equity method		23	14	71	(5)

Other income/(expenses) from investments		-	-	-	-

PROFIT/(LOSS) BEFORE TAXES		118	52	537	(213)

Income tax (expense)	(11)	(74)	(42)	(236)	(184)

PROFIT/(LOSS) FROM CONTINUING OPERATIONS		44	10	301	(397)

PROFIT/(LOSS) FOR THE PERIOD		44	10	301	(397)

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:

Owners of the parent		41	11	290	(399)

Non-controlling interests		3	(1)	11	2

(in $)

BASIC EARNINGS/(LOSS) PER COMMON SHARE	(12)	0.03	0.01	0.21	(0.29)

DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(12)	0.03	0.01	0.21	(0.29)

Interim Condensed Consolidated Financial Statements    at September 30, 2017        24

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,

($ million)	Note	2017	2016	2017	2016

PROFIT/(LOSS) FOR THE PERIOD (A)		44	10	301	(397)

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefit plans	(22)	-	-	(1)	1

Tax effect of Other comprehensive (loss)/income that will not be reclassified subsequently to profit or loss	(22)	-	(1)	-	(3)

Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax (B1)		-	(1)	(1)	(2)

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments	(22)	16	(10)	74	(38)

Gains/(losses) on the remeasurement of available-for-sale financial assets	(22)	-	-	-	-

Exchange gains/(losses) on translating foreign operations	(22)	(23)	-	(136)	221

Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(22)	14	(4)	50	3

Tax effect of Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(22)	(2)	3	(10)	9

Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax (B2)		5	(11)	(22)	195

TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B) = (B1) + (B2)		5	(12)	(23)	193

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B)		49	(2)	278	(204)

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:

Owners of the parent		46	(1)	269	(209)

Non-controlling interests		3	(1)	9	5

Interim Condensed Consolidated Financial Statements    at September 30, 2017        25

CONDENSED CONSOLIDATED STATEMENT OF

FINANCIAL POSITION

($ million)	Note	(Unaudited) At September 30, 2017	At December 31, 2016

ASSETS

Intangible assets	(13)	5,632	5,504

Property, plant and equipment	(14)	6,754	6,278

Investments and other financial assets:	(15)	628	554

Investments accounted for using the equity method		586	505

Other investments and financial assets		42	49

Leased assets	(16)	1,874	1,907

Defined benefit plan assets		6	5

Deferred tax assets		1,014	959

Total Non-current assets		15,908	15,207

Inventories	(17)	7,450	5,732

Trade receivables	(18)	557	623

Receivables from financing activities	(18)	19,182	18,662

Current tax receivables	(18)	329	430

Other current assets	(18)	1,609	1,209

Current financial assets:		89	95

Current securities		-	-

Other financial assets	(19)	89	95

Cash and cash equivalents	(20)	4,781	5,854

Total Current assets		33,997	32,605

Assets held for sale	(21)	19	22

TOTAL ASSETS		49,924	47,834

Interim Condensed Consolidated Financial Statements    at September 30, 2017        26

CONDENSED CONSOLIDATED STATEMENT OF

FINANCIAL POSITION

(CONTINUED)

($ million)	Note	(Unaudited) At September 30, 2017	At December 31, 2016

EQUITY AND LIABILITIES

Issued capital and reserves attributable to owners of the parent		6,741	6,623

Non-controlling interests		12	11

Total Equity	(22)	6,753	6,634

Provisions:		6,220	5,687

Employee benefits	(23)	2,582	2,532

Other provisions	(23)	3,638	3,155

Debt:	(24)	25,629	25,434

Asset-backed financing	(24)	11,552	11,784

Other debt	(24)	14,077	13,650

Other financial liabilities	(19)	84	249

Trade payables	(25)	5,867	5,185

Current tax payables		179	229

Deferred tax liabilities		149	188

Other current liabilities	(26)	5,043	4,228

Liabilities held for sale		-	-

Total Liabilities		43,171	41,200

TOTAL EQUITY AND LIABILITIES		49,924	47,834

Interim Condensed Consolidated Financial Statements    at September 30, 2017        27

CONDENSED CONSOLIDATED STATEMENT OF CASH

FLOWS

(Unaudited)

		Nine months ended September 30,	Nine months ended September 30,

($ million)	Note	2017	2016

A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	(20)	5,854	6,311

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:

Profit/(loss) for the period		301	(397)

Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		885	893

(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)		6	1

Other non-cash items		(2)	134

Loss on repurchase/early redemption of Notes		56	38

Dividends received		42	57

Change in provisions		102	459

Change in deferred income taxes		(87)	38

Change in items due to buy-back commitments	(a)	24	98

Change in operating lease items	(b)	47	(52)

Change in working capital		(876)	(1,185)

TOTAL		498	84

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:

Investments in:

Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(550)	(561)

Consolidated subsidiaries and other equity investments		(7)	5

Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		10	8

Net change in receivables from financing activities		237	871

Change in current securities		-	33

Other changes		(161)	(145)

TOTAL		(471)	211

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:

Bonds issued		1,917	1,714

Repayment of bonds		(2,146)	(751)

Issuance of other medium-term borrowings (net of repayment)		100	(17)

Net change in other financial payables and other financial assets/liabilities		(1,094)	(1,569)

Capital increase		13	-

Dividends paid		(166)	(205)

Purchase of treasury shares		(29)	(14)

Purchase of ownership interests in subsidiaries		-	(44)

TOTAL		(1,405)	(886)

Translation exchange differences		305	153

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(1,073)	(438)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	(20)	4,781	5,873

(a)

Cash generated from the sale of vehicles under buy-back commitments, net of the amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sales of vehicles subject to buy-back commitments before the end of the agreement and without repossession of the vehicle

(b)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

Interim Condensed Consolidated Financial Statements    at September 30, 2017        28

CONDENSED CONSOLIDATED STATEMENT OF

CHANGES IN EQUITY

(Unaudited)

	Attributable to the owners of the parent

($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non- controlling interests	Total

AT DECEMBER 31, 2015	25	-	3,227	5,486	18	(1,077)	-	(392)	(117)	47	7,217

Changes in equity for the nine months ended September 30, 2016

Dividends distributed	-	-	-	(201)	-	-	-	-	-	(4)	(205)

Acquisition of treasury stock	-	(14)	-	-	-	-	-	-	-	-	(14)

Common shares issued from treasury stock and capital increase for share-based compensation	-	5	-	-	-	-	-	-	-	-	5

Share-based compensation expense	-	-	30	-	-	-	-	-	-	-	30

Total comprehensive income/(loss) for the period	-	-	-	(399)	(29)	218	-	(2)	3	5	(204)

Other changes	-	-	-	7	-	-	-	-	-	(34)	(27)

AT SEPTEMBER 30, 2016	25	(9)	3,257	4,893	(11)	(859)	-	(394)	(114)	14	6,802

	Attributable to the owners of the parent

($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non- controlling interests	Total

AT DECEMBER 31, 2016	25	(9)	3,237	4,912	(66)	(806)	-	(511)	(159)	11	6,634

Changes in equity for the nine months ended September 30, 2017

Dividends distributed	-	-	-	(161)	-	-	-	-	-	(5)	(166)

Acquisition of treasury stock	-	(29)	-	-	-	-	-	-	-	-	(29)

Common shares issued from treasury stock and capital increase for share-based compensation	-	30	(6)	-	-	-	-	-	-	-	24

Share-based compensation expense	-	-	15	-	-	-	-	-	-	-	15

Total comprehensive income/(loss) for the period	-	-		290	63	(133)	-	(1)	50	9	278

Other changes	-	-	-	-	-	-	-	-	-	(3)	(3)

AT SEPTEMBER 30, 2017	25	(8)	3,246	5,041	(3)	(939)	-	(512)	(109)	12	6,753

Interim Condensed Consolidated Financial Statements    at September 30, 2017        29

NOTES

(Unaudited)

CORPORATE INFORMATION

CNH Industrial N.V. (the “Company” and, collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed as a result of the business combination transaction (the “Merger”) between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries, the “Fiat Industrial Group”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”).

CNH Industrial N.V. is incorporated in, and under the laws of, The Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, The Netherlands, and its principal office in London, United Kingdom. CNH Industrial is involved in the manufacturing and sale of agricultural and construction equipment, trucks and commercial vehicles and industrial and marine engines and transmission systems and axles.

SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These interim condensed consolidated financial statements at September 30, 2017, together with the notes thereto (the “Interim Condensed Consolidated Financial Statements”) of CNH Industrial were authorized for issuance on November 6, 2017 and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU-IFRS”). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRS-IC”). In particular, this Interim Report has been prepared in accordance with IAS 34 - Interim Financial Reporting applying the same accounting standards and policies used in the preparation of the CNH Industrial Consolidated Financial Statements at December 31, 2016, included in the Annual Report prepared under EU-IFRS (in the following, the “CNH Industrial Consolidated Financial Statements at December 31, 2016” or the “2016 EU Annual Report”).

This Interim Report does not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the CNH Industrial Consolidated Financial Statements at December 31, 2016. The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these interim condensed consolidated financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. See section “Significant accounting policies”, paragraph “Use of estimates”, in the CNH Industrial Consolidated Financial Statements at December 31, 2016 for a detailed description of the more significant valuation procedures used by CNH Industrial.

Moreover, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements. The recoverability of deferred tax assets is assessed quarterly using figures from budget and plans for subsequent years consistent with those used for impairment testing. Income taxes are recognized based upon the best estimate of the actual income tax rate expected for the full financial year.

Interim Condensed Consolidated Financial Statements    at September 30, 2017        30

Certain financial information in these Interim Condensed Consolidated Financial Statements has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

◾	NAFTA – United States, Canada and Mexico;

◾	EMEA – member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

◾	LATAM – Central and South America, and the Caribbean Islands; and

◾	APAC – Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

CNH Industrial is exposed to operational financial risks such as credit risk, liquidity risk and market risk, mainly relating to exchange rates and interest rates. This Interim Report does not include all the information and notes about financial risk management required in the preparation of annual financial statements. For a detailed description of this information see the “Risk management, Risks and Control System” section and Note 33 “Information on financial risks” of CNH Industrial Consolidated Financial Statements at December 31, 2016.

The Interim Condensed Consolidated Financial Statements are presented in U.S. dollars. The functional currency of the parent company CNH Industrial N.V. is the euro.

Format of the financial statements

CNH Industrial presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant. In this income statement, CNH Industrial also presents subtotals for both Trading Profit and Operating Profit. Trading Profit represents Operating Profit before specific items that are considered to hinder comparison of the trading performance of CNH Industrial’s businesses either on a year-on-year basis or with other businesses. In detail, Trading Profit is a measure that excludes Gains/(losses) on the disposal of investments, Restructuring costs and Other unusual income/(expenses) which impact, and are indicative of, operational performance, but whose effects occur on a less frequent basis; each of these items is described as follows:

◾

Gains/(losses) on the disposal of investments are defined as gains or losses incurred on the disposal of investments (both consolidated subsidiaries and unconsolidated associates or other investments), inclusive of transaction costs. The caption also includes gains/losses recognized in business combinations achieved in stages, when the Group’s previously held equity interest in the acquiree is re-measured at its acquisition-date fair value;

◾

Restructuring costs are defined as costs associated with employee termination benefits, costs to consolidate or close facilities and relocate employees, and any other cost incurred for the implementation of restructuring plans; those plans reflect specific actions taken by management to improve CNH Industrial’s future profitability; and

◾

Other unusual income/(expenses) are defined as asset write-downs (of plant, equipment or inventory) and income or expenses and provisions (or their subsequent reversal) arising from infrequent external events or market conditions.

CNH Industrial excludes the above items from Trading Profit because they are individually or collectively material items that are not considered to be representative of the routine trading performance of the Group’s businesses. Operating Profit captures all items which are operational in nature regardless of the rate of occurrence. By distinguishing operational items between Trading Profit and Operating Profit, CNH Industrial’s performance may be evaluated in a more effective manner, while still disclosing a higher level of detail.

For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 – Presentation of Financial Statements. Companies carrying out industrial activities and those carrying out financial activities are both consolidated in the Group’s financial statements. The investment portfolios of Financial Services are included in current assets, as the investments will be realized in their normal operating cycle. Financial Services, though, obtains funds only partially from the market: the remainder is obtained from CNH Industrial N.V. through its treasury companies (included in Industrial Activities), which lend funds both to Industrial Activities and to Financial Services companies as the need arises. This Financial Services structure within the Group means that any attempt to separate current and non-current liabilities in the consolidated statement of financial position is not meaningful.

The statement of cash flows is presented using the indirect method.

Interim Condensed Consolidated Financial Statements    at September 30, 2017        31

Venezuela currency regulations and re-measurement

The functional currency of CNH Industrial’s Venezuelan subsidiary is the U.S. dollar. At the end of each period, CNH Industrial re-measures the net monetary assets of its Venezuelan subsidiary from the bolivar fuerte (“Bs.F.” or “bolivars”) to the U.S. dollar at the rate it believes is legally available to the Company.

In January 2014, the Venezuelan government enacted changes affecting the country’s currency exchange and other controls and established a new foreign currency administration, the National Center for Foreign Commerce (“CENCOEX”). CENCOEX assumed control of the sale and purchase of foreign currency in Venezuela and established the official exchange rate. Additionally, the government expanded the types of transactions that may be subject to the weekly auction mechanism under SICAD I. Also in 2014, the Venezuelan government announced that another floating rate exchange system (SICAD II) would be initiated. In February 2015, the Venezuelan government announced that the two previously used currency conversion mechanisms (SICAD I and SICAD II) had been merged into a single mechanism called SICAD and introduced a new open market exchange rate system, SIMADI. The changes created a three-tiered system.

In March 2016, the Venezuelan government devalued its currency and reduced its existing three-tiered system to a two-tiered system by eliminating the SICAD rate. The CENCOEX rate, which was the official rate available for purchases and sales of essential items, was changed to 10 bolivars per U.S. dollar from 6.3 and is now known as DIPRO. The Venezuelan government also announced that the SIMADI rate would be replaced by the DICOM rate, which is allowed to float freely and fluctuates based on supply and demand. As a result, management determined that the DICOM rate was the most appropriate legally available rate to re-measure the net monetary assets of the Company’s Venezuelan subsidiary, except for those cases in which the Group had a legally enforceable right of obtaining U.S. dollars at a different predetermined exchange rate. At September 30, 2017 and 2016, the net monetary assets were re-measured at the DICOM rate of 3,345.00 and 658.06 bolivars per U.S. dollar, respectively, resulting in a pre- and after-tax charge of $1 million and $5 million in the line item Financial income/(expenses) for the three and nine months ended September 30, 2017, respectively and $0 million and $11 million for the three and nine months ended September 30, 2016, respectively. CNH Industrial’s results of operations in Venezuela for the three and nine months ended September 30, 2017 and 2016 were immaterial as a percentage of both CNH Industrial’s net revenues and trading profit.

As of September 30, 2017, CNH Industrial continues to control, and therefore consolidate, its Venezuelan operations. Despite the significant macroeconomic challenges in the country, CNH Industrial intends to continue its presence in the Venezuelan market for the foreseeable future. CNH Industrial continues to monitor the Venezuelan economic situation and is actively engaged in discussions with the Venezuelan government agencies concerning its ongoing business activities. If, in the future, it concludes that it no longer maintains control over its operations in Venezuela, CNH Industrial may need to de-consolidate its operations in Venezuela, which would result in a pre- and after-tax charge of approximately $50 million.

Re-measurement of Argentinian net monetary asset

The functional currency of CNH Industrial’s Argentinian subsidiaries is the U.S. dollar. At the end of each period, CNH Industrial re-measures the net monetary assets of its Argentinian subsidiaries from the Argentine Peso into the U.S. dollar. During the three and nine months ended September 30, 2017 and 2016, CNH Industrial recorded a charge of $7 million and $17 million, respectively, and $7 million and $19 million, respectively following the re-measurement of such net monetary assets.

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group

The main accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group are the following:

◾

On May 28, 2014, the IASB issued the new standard IFRS 15 – Revenue from Contracts with Customers. The standard requires a company to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration that the entity expects to receive. This new revenue recognition model defines a five step process to achieve this objective. The new standard also requires additional disclosures to enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The new standard supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue and IFRICs 13, 15 and 18, as well as SIC-31, and is effective for annual periods beginning on or after January 1, 2018 (the effective date of the standard has been deferred by the IASB from January 1, 2016, to January 1, 2018, through a specific amendment issued in September 2015). Entities have the option to apply the new guidance under a retrospective approach to each prior reporting period presented, or a modified retrospective approach with the cumulative effect of initially applying the new guidance recognized at the date of initial application within the consolidated statement of changes in equity. The European Union has completed its endorsement process for this standard.

CNH Industrial currently plans to adopt the new standard effective January 1, 2018 using the full retrospective approach.

Interim Condensed Consolidated Financial Statements    at September 30, 2017        32

CNH Industrial is finalizing the process for the adoption of this standard. Based upon the implementation efforts to date, CNH Industrial identified specific services provided to retail customers for which it has determined a partially different timing of recognition of revenues and margin. The impact of this change in accounting treatment on the net equity at January 1, 2017 (date of first time retrospective adoption of the new standard) is not expected to be material. Furthermore, the impacts in prospective years will depend on changes in volumes and characteristics of these contracts year-over-year. However, these changes are not expected to have significant impacts on future earnings. Furthermore, as part of its implementation project, CNH Industrial is in the process of reviewing the appropriate classification of certain costs and is determining if they have to be classified as a reduction to Net revenues. Such reclassifications are not expected to have an impact on net profit/(loss). No further significant differences have been identified to date.

◾

On July 24, 2014, the IASB issued IFRS 9 – Financial Instruments. IFRS 9 will replace IAS 39 – Financial Instruments: Recognition and Measurement, and includes requirements for classification and measurement of financial instruments, impairment of financial assets, and general hedge accounting. IFRS 9 amends IFRS 7 – Financial Instruments: Disclosures. The new standard is effective for annual periods beginning on or after January 1, 2018, and should be applied retrospectively, subject to certain exemptions and exceptions. Restatement of prior periods is not required.

Classification and measurement of financial instruments

The classification and measurement of financial assets will depend on the entity’s business model and their contractual cash flow characteristics. Such factors determine whether the financial assets are measured at amortized cost, fair value through other comprehensive income (“FVTOCI”) or fair value through profit and loss (“FVTPL”). The classification and measurement of financial liabilities is essentially unchanged.

Impairment of financial assets

IFRS 9 introduces a new impairment model based on expected credit losses (“ECL”), rather than incurred loss as per IAS 39. The ECL model applies to financial assets accounted for at amortized cost and FVTOCI, lease receivables, and certain loan commitments and financial guarantee contracts. At initial recognition, allowance is required for ECL resulting from default events that are possible within twelve months after the reporting date. In case of a significant increase in credit risk, allowance is required for ECL resulting from all possible default events over the expected life of the financial instrument. Additional disclosures about significant estimates and credit quality are also required.

Hedge accounting

IFRS 9 aims to simplify hedge accounting and to reflect the effect of an entity’s risk management activities in the financial statements, allowing more hedging instruments and hedged items to qualify for hedge accounting. The standard does not explicitly address macro fair value hedge accounting, that is part of a separate project. The application of the hedge accounting requirements in IFRS 9 is optional. When an entity first applies IFRS 9, it may choose as its accounting policy choice to continue to apply all of the hedge accounting requirements of IAS 39.

The European Union has completed its endorsement process for this standard.

CNH Industrial is in the process of completing the assessment of applying IFRS 9, however it does not expect a material impact on its consolidated financial statements. CNH Industrial will apply the new rules retrospectively from January 1, 2018, except for hedge accounting, which will be applied prospectively.

◾

On January 13, 2016, the IASB issued the accounting standard IFRS 16 – Leases, replacing IAS 17 - Leases. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Lessees will be required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Lessor accounting requirements of IAS 17 are carried forward by IFRS 16; accordingly, a lessor will continue to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 is effective January 1, 2019. Early application is permitted for companies that also apply IFRS 15 – Revenue from Contracts with Customers. CNH Industrial is currently evaluating the impact of the adoption of this standard on its consolidated financial statements. The European Union has not yet completed its endorsement process for this standard.

Interim Condensed Consolidated Financial Statements    at September 30, 2017        33

See paragraph “Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group” of the section “Significant accounting policies” in the Notes to the Consolidated Financial Statements as of December 31, 2016, for a detailed description of other new standards not yet effective and not adopted as of September 30, 2017. Furthermore, on June 7, 2017, the IASB issued IFRIC 23 - Uncertainty over Income Tax Treatments to specify how to reflect uncertainty in accounting for income taxes. The Interpretation is effective from January 1, 2019, and has not yet been endorsed by the European Union.

SCOPE OF CONSOLIDATION

In February 2017, CNH Industrial completed the acquisition of the grass and soil implement business of Kongskilde Industries, the impact of which was not material to the September 30, 2017 financial statements.

Interim Condensed Consolidated Financial Statements    at September 30, 2017        34

COMPOSITION AND PRINCIPAL CHANGES

1.  Net revenues

The following summarizes Net revenues (net of intra-Group transactions) by operating segment:

	Three months ended September 30,		Nine months ended September 30,

($ million)	2017	2016	2017	2016

Industrial Activities:

Agricultural Equipment	2,650	2,357	7,882	7,287

Construction Equipment	641	595	1,834	1,726

Commercial Vehicles	2,581	2,136	7,327	6,854

Powertrain	520	410	1,501	1,267

Total Industrial Activities	6,392	5,498	18,544	17,134

Financial Services	350	338	1,121	1,063

Total Net revenues	6,742	5,836	19,665	18,197

2.  Cost of sales

The following summarizes the main components of Cost of sales:

	Three months ended September 30,		Nine months ended September 30,

($ million)	2017	2016	2017	2016

Interest cost and other financial charges from Financial Services	118	125	351	384

Other costs of sales	5,451	4,699	15,854	14,582

Total Cost of sales	5,569	4,824	16,205	14,966

3.  Selling, general and administrative costs

Selling, general and administrative costs amounted to $535 million and $1,609 million in the three and nine months ended September 30, 2017, respectively, compared to $515 million and $1,588 million recorded in the three and nine months ended September 30, 2016, respectively.

4.  Research and development costs

In the three months ended September 30, 2017, research and development costs of $265 million ($255 million in the comparable period of 2016) comprise all the research and development costs not recognized as assets in the period amounting to $148 million ($138 million in the three months ended September 30, 2016), and the amortization of capitalized development costs of $117 million ($117 million in the comparable period of 2016). During the period, the Group incurred new expenditure for capitalized development costs of $101 million ($80 million in the three months ended September 30, 2016).

In the nine months ended September 30, 2017, research and development costs of $760 million ($725 million in the comparable period of 2016) included all the research and development costs not recognized as assets in the period amounting to $409 million ($363 million in the nine months ended September 30, 2016) and the amortization of capitalized development costs of $351 million ($362 million in the comparable period of 2016). During the period CNH Industrial capitalized new development costs of $271 million ($271 million in the nine months ended September 30, 2016). Research and development costs in both periods were primarily attributable to continued investments in new products.

Interim Condensed Consolidated Financial Statements    at September 30, 2017        35

5.  Other income/(expenses)

This item consists of miscellaneous operating costs which cannot be allocated to specific functional areas, such as accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from trading operations which is not attributable to the sale of goods and services. Other expenses were $34 million and $74 in the three and nine months ended September 30, 2017, respectively (expenses of $14 million and $52 million in the three and nine months ended September 30, 2016, respectively).

6.  Gains/(losses) on the disposal of investments

CNH Industrial did not incur any Gains/(losses) on the disposal of investments in the three and nine months ended September 30, 2017 and 2016.

7.  Restructuring costs

CNH Industrial incurred restructuring costs of $53 million and $76 million during the three and nine months ended September 30, 2017, respectively. CNH Industrial incurred restructuring costs of $6 million and $31 million during the three and nine months ended September 30, 2016, respectively. The costs during the three months ended September 30, 2017 primarily related to actions within Commercial Vehicles as part of CNH Industrial’s Efficiency Program launched in 2014. Specifically, CNH Industrial announced additional capacity realignment in the firefighting business. The costs during the nine months ended September 30, 2017 were primarily attributable to actions within Agricultural Equipment, Commercial Vehicles and Construction Equipment as part of CNH Industrial’s Efficiency Program.

8.  Other unusual income/(expenses)

This item amounted to zero and to an income of $8 million in the three and nine months ended September 30, 2017, respectively, compared to other unusual expenses of $6 million and $560 million in the three and nine months ended September 30, 2016, respectively. In the nine months ended September 30, 2016, this item included the non-recurring charge of $551 million due to the European Commission settlement. For additional information on the European Commission settlement, see Note 27 “Commitments and contingencies”.

9.  Financial income/(expenses)

In addition to the items forming part of the specific lines of the condensed consolidated income statement, the following analysis of Net financial income/(expenses) in the three and nine months ended September 30, 2017 also takes into account the income earned by Financial Services (presented in item “Interest income from customers and other financial income of Financial Services” in the following table) included in Net revenues for $195 million and $564 million in the three and nine months ended September 30, 2017, respectively ($182 million and $571 million in the comparable periods of 2016, respectively) and the costs incurred by Financial Services (included in item “Interest cost and other financial expenses” in the following table) included in Cost of sales for $118 million and $351 million in the three and nine months ended September 30, 2017, respectively ($125 million and $384 million in the comparable periods of 2016, respectively).

Interim Condensed Consolidated Financial Statements    at September 30, 2017        36

A reconciliation to the condensed consolidated income statement is provided under the following table.

	Three months ended September 30,		Nine months ended September 30,

($ million)	2017	2016	2017	2016

Financial income:

Interest earned and other financial income	20	25	60	62

Interest income from customers and other financial income of Financial Services	195	182	564	571

Total financial income	215	207	624	633

of which:

Financial income, excluding Financial Services (a)	20	25	60	62

Interest and other financial expenses:

Interest cost and other financial expenses	251	266	696	724

Write-downs of financial assets	21	27	60	89

Interest costs on employee benefits	13	14	37	42

Total interest and other financial expenses	285	307	793	855

Net (income)/expenses from derivative financial instruments and exchange differences	44	21	101	74

Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	329	328	894	929

of which:

Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding Financial Services (b)	211	203	543	545

Net financial income/(expenses) excluding Financial Services (a) - (b)	(191)	(178)	(483)	(483)

In the three months ended September 30, 2017, net financial expenses include a charge of $39 million related to the repurchase of €347 million of CNH Industrial Finance Europe S.A.’s outstanding €1.2 billion 6.250% Notes due 2018, and €453 million of its outstanding €1.0 billion 2.750% Notes due 2019. In the nine months ended September 30, 2017, net financial expenses also include a charge of $17 million related to the early redemption of all the outstanding $636 million aggregate principal amount of Case New Holland Industrial Inc. 7.875% Senior Notes due 2017. In the three and nine months ended September 30, 2016, net financial expenses included a charge of $38 million related to the repurchase of $450 million in principal amount of the Case New Holland Industrial Inc. 7.875% Notes due 2017.

10.  Result from investments

This item mainly includes CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method, as well as any impairment losses, reversal of impairment losses and accruals to the investment provision, and dividend income. CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method in the three and nine months ended September 30, 2017 is a gain of $23 million and $71 million, respectively (a gain of $14 million and a loss of $5 million in the comparable periods in 2016, respectively).

Interim Condensed Consolidated Financial Statements    at September 30, 2017        37

11.  Income taxes

Income taxes recognized in the condensed consolidated income statement consist of the following:

	Three months ended September 30,		Nine months ended September 30,

($ million)	2017	2016	2017	2016

Current taxes	(79)	(71)	(327)	(169)

Deferred taxes	6	(9)	91	(50)

Taxes relating to prior periods	(1)	38	-	35

Total Income tax (expense)	(74)	(42)	(236)	(184)

The effective tax rate for the three months ended September 30, 2017 and 2016 was 62.7% and 80.8%, respectively. The effective tax rate for the third quarter of 2017 reflects the inability to book a tax benefit on certain restructuring expenses and the charge related to the repurchase of Notes. The effective tax rate for the nine months ended September 30, 2017 was 43.9% compared to -86.4% for the nine months ended September 30, 2016. The effective tax rate for the nine months ended September 30, 2017 reflects the inability to book a tax benefit on certain restructuring expenses and charges related to the repurchase and early redemption of Notes. The effective tax rate for the nine months ended September 30, 2016 was impacted by the non-tax deductible charge of $551 million, related to the European Commission settlement, as well as by unbenefited losses in certain jurisdictions. For more information on the European Commission settlement, see Note 27 “Commitments and contingencies”.

12.  Earnings per share

Basic earnings/(loss) per common share (“EPS”) is computed by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur on the conversion of all dilutive potential common shares into common shares. Stock options, restricted stock units, and performance stock units deriving from the CNH Industrial share-based payment awards are considered dilutive securities.

Shares acquired under the buy-back program are included in the issued shares of the Company and treasury stock, but are not included in average shares outstanding when calculating earnings per share. For additional information on the buy-back program, see Note 22 “Equity”.

A reconciliation of basic and diluted earnings/(loss) per share is as follows:

			Three months ended September 30,		Nine months ended September 30,

			2017	2016	2017	2016

Basic:

Profit/(loss) attributable to the owners of the parent	$	million	41	11	290	(399)

Weighted average common shares outstanding – basic		million	1,364	1,362	1,364	1,362

Basic earnings/(loss) per common share		$	0.03	0.01	0.21	(0.29)

Diluted:

Profit/(loss) attributable to the owners of the parent	$	million	41	11	290	(399)

Weighted average common shares outstanding–basic		million	1,364	1,362	1,364	1,362

Effect of dilutive securities (when dilutive):

Stock compensation plans (a)		million	3	1	3	-

Weighted average common shares outstanding–diluted		million	1,367	1,363	1,367	1,362

Diluted earnings/(loss) per common share		$	0.03	0.01	0.21	(0.29)

(a)

For the three and nine months ended September 30, 2017, no shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact. For the three and nine months ended September 30, 2016, 7.3 million shares (consisting of stock options) and 8.4 million shares (consisting of 1.1 million restricted stock units and 7.2 million stock options), respectively, were excluded from the computation of diluted earnings per share as the impact of these shares would have been anti-dilutive. For the nine months ended September 30, 2016, an additional 1.8 million dilutive potential shares were excluded due to CNH Industrial’s net loss position.

Interim Condensed Consolidated Financial Statements    at September 30, 2017        38

13. Intangible assets

Changes in the carrying amount of Intangible assets for the nine months ended September 30, 2017 were as follows:

($ million)	Carrying amount at December 31, 2016	Additions	Amortization	Foreign exchange effects and other changes	Carrying amount at September 30, 2017

Goodwill	2,459	-	-	23	2,482

Development costs	2,374	271	(351)	195	2,489

Other	671	47	(81)	24	661

Total Intangible assets	5,504	318	(432)	242	5,632

Goodwill is allocated to the segments as follows: Agricultural Equipment for $1,700 million, Construction Equipment for $582 million, Commercial Vehicles for $63 million, Powertrain for $5 million and Financial Services for $132 million.

14. Property, plant and equipment

Changes in the carrying amount of Property, plant and equipment for the nine months ended September 30, 2017 were as follows:

($ million)	Carrying amount at December 31, 2016	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at September 30, 2017

Property, plant and equipment	4,039	232	(453)	283	16	4,117

Assets sold with a buy-back commitment	2,239	698	(226)	272	(346)	2,637

Total Property plant and equipment	6,278	930	(679)	555	(330)	6,754

15. Investments and other financial assets

Investments and other financial assets at September 30, 2017 and December 31, 2016 consisted of the following:

($ million)	At September 30, 2017	At December 31, 2016

Investments	593	513

Non-current financial receivables	34	40

Other securities	1	1

Total Investments and other financial assets	628	554

Changes in Investments were as follows:

($ million)	At December 31, 2016	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Other changes	At September 30, 2017

Investments	513	71	2	7	593

Investments amounted to $593 million at September 30, 2017 ($513 million at December 31, 2016) and primarily included the following: Naveco (Nanjing Iveco Motor Co.) Ltd. $191 million ($179 million at December 31, 2016), Turk Traktor ve Ziraat Makineleri A.S. $68 million ($73 million at December 31, 2016) and CNH Industrial Capital Europe S.a.S. $180 million ($130 million at December 31, 2016).

Revaluations and write-downs consist of adjustments for the result of the period to the carrying amount of investments accounted for under the equity method. Write-downs also include any loss in value in investments accounted for under the cost method.

Interim Condensed Consolidated Financial Statements    at September 30, 2017        39

16. Leased assets

Changes in the carrying amount of Leased assets for the nine months ended September 30, 2017 were as follows:

($ million)	Carrying amount at December 31, 2016	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at September 30, 2017

Leased assets	1,907	497	(205)	33	(358)	1,874

17. Inventories

At September 30, 2017 and December 31, 2016 Inventories consisted of the following:

($ million)	At September 30, 2017	At December 31, 2016

Raw materials	1,495	1,185

Work-in-progress	758	756

Finished goods	5,197	3,791

Total Inventories	7,450	5,732

At September 30, 2017 Inventories included assets which are no longer subject to operating lease arrangements or buy-back commitments and were held for sale for a total amount of $393 million ($329 million at December 31, 2016).

18. Current receivables and Other current assets

A summary of Current receivables and Other current assets as of September 30, 2017 and December 31, 2016 is as follows:

($ million)	At September 30, 2017	At December 31, 2016

Trade receivables	557	623

Receivables from financing activities	19,182	18,662

Current tax receivables	329	430

Other current assets:

Other current receivables	1,473	1,081

Accrued income and prepaid expenses	136	128

Total Other current assets	1,609	1,209

Total Current receivables and Other current assets	21,677	20,924

Receivables from financing activities

A summary of Receivables from financing activities as of September 30, 2017 and December 31, 2016 is as follows:

($ million)	At September 30, 2017	At December 31, 2016

Retail

Retail financing	9,509	9,566

Finance leases	356	383

Total Retail	9,865	9,949

Wholesale

Dealer financing	9,249	8,583

Total Wholesale	9,249	8,583

Other	68	130

Total Receivables from financing activities	19,182	18,662

Interim Condensed Consolidated Financial Statements    at September 30, 2017        40

Past due balances of Receivables from financing activities still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing Receivables from financing activities represent loans for which CNH Industrial has ceased accruing finance income. These receivables are generally 120 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

The aging of Receivables from financing activities as of September 30, 2017 and December 31, 2016 is as follows:

	At September 30, 2017

($ million)	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total

Retail

NAFTA	32	8	-	40	6,874	6,914	29	6,943

EMEA	2	3	4	9	295	304	-	304

LATAM	11	-	-	11	1,791	1,802	83	1,885

APAC	1	1	-	2	731	733	-	733

Total Retail	46	12	4	62	9,691	9,753	112	9,865

Wholesale

NAFTA	-	-	-	-	3,630	3,630	32	3,662

EMEA	13	11	-	24	4,383	4,407	7	4,414

LATAM	-	-	-	-	548	548	-	548

APAC	3	1	1	5	620	625	-	625

Total Wholesale	16	12	1	29	9,181	9,210	39	9,249

	At December 31, 2016

($ million)	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non Performing	Total

Retail

NAFTA	27	-	-	27	7,172	7,199	32	7,231

EMEA	-	-	-	-	348	348	-	348

LATAM	14	-	-	14	1,662	1,676	73	1,749

APAC	1	-	-	1	620	621	-	621

Total Retail	42	-	-	42	9,802	9,844	105	9,949

Wholesale

NAFTA	-	-	-	-	3,591	3,591	39	3,630

EMEA	29	2	-	31	3,847	3,878	23	3,901

LATAM	-	-	-	-	594	594	2	596

APAC	2	-	6	8	448	456	-	456

Total Wholesale	31	2	6	39	8,480	8,519	64	8,583

Interim Condensed Consolidated Financial Statements    at September 30, 2017        41

Allowance for credit losses activity for the three and nine months ended September 30, 2017 and 2016 is as follows:

	Three months ended September 30, 2017

($ million)	Retail	Wholesale	Other	Total

Opening balance	372	225	-	597

Provision	32	(11)	-	21

Charge-offs, net of recoveries	(30)	(8)	-	(38)

Foreign currency translation and other	6	6	-	12

Ending balance	380	212	-	592

	Nine months ended September 30, 2017

($ million)	Retail	Wholesale	Other	Total

Opening balance	374	200	-	574

Provision	61	(4)	-	57

Charge-offs, net of recoveries	(72)	(13)	-	(85)

Foreign currency translation and other	17	29	-	46

Ending balance	380	212	-	592

Ending balance: Individually evaluated for impairment	201	168	-	369

Ending balance: Collectively evaluated for impairment	179	44	-	223

Receivables:

Ending balance	9,865	9,249	68	19,182

Ending balance: Individually evaluated for impairment	372	485	-	857

Ending balance: Collectively evaluated for impairment	9,493	8,764	68	18,325

	Three months ended September 30, 2016

($ million)	Retail	Wholesale	Other	Total

Opening balance	404	188	-	592

Provision	10	14	-	24

Charge-offs, net of recoveries	(20)	(5)	-	(25)

Foreign currency translation and other	3	(1)	-	2

Ending balance	397	196	-	593

	Nine months ended September 30, 2016

($ million)	Retail	Wholesale	Other	Total

Opening balance	394	158	-	552

Provision	38	44	-	82

Charge-offs, net of recoveries	(58)	(11)	-	(69)

Foreign currency translation and other	23	5	-	28

Ending balance	397	196	-	593

Ending balance: Individually evaluated for impairment	200	144	-	344

Ending balance: Collectively evaluated for impairment	197	52	-	249

Receivables:

Ending balance	10,118	8,355	165	18,638

Ending balance: Individually evaluated for impairment	326	540	-	866

Ending balance: Collectively evaluated for impairment	9,792	7,815	165	17,772

Interim Condensed Consolidated Financial Statements    at September 30, 2017        42

Allowance for credit losses activity for the year ended December 31, 2016 is as follows:

	Year ended December 31, 2016

($ million)	Retail	Wholesale	Other	Total

Opening balance	394	158	-	552

Provision	52	60	-	112

Charge-offs, net of recoveries	(82)	(14)	-	(96)

Foreign currency translation and other	10	(4)	-	6

Ending balance	374	200	-	574

Ending balance: Individually evaluated for impairment	179	149	-	328

Ending balance: Collectively evaluated for impairment	195	51	-	246

Receivables:

Ending balance	9,949	8,583	130	18,662

Ending balance: Individually evaluated for impairment	317	491	-	808

Ending balance: Collectively evaluated for impairment	9,632	8,092	130	17,854

Receivables from financing activities are considered impaired when it is probable that CNH Industrial will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, have provided bankruptcy notification, or require significant collection efforts. Impaired receivables are generally classified as non-performing.

	At September 30, 2017				At December 31, 2016

($ million)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment

With no related allowance

Retail

NAFTA	-	-	-	-	-	-	-	-

EMEA	-	-	-	-	90	90	-	74

LATAM	-	-	-	-	-	-	-	-

APAC	-	-	-	-	-	-	-	-

Wholesale

NAFTA	-	-	-	-	-	-	-	-

EMEA	-	-	-	-	-	-	-	-

LATAM	-	-	-	-	-	-	-	-

APAC	-	-	-	-	-	-	-	-

With an allowance recorded

Retail

NAFTA	44	42	22	47	31	30	18	31

EMEA	260	260	157	265	171	171	143	195

LATAM	65	65	19	66	23	23	17	23

APAC	3	3	3	2	2	2	1	2

Wholesale

NAFTA	34	34	2	37	44	43	4	46

EMEA	421	421	144	422	420	420	131	378

LATAM	30	19	22	28	22	15	12	18

APAC	-	-	-	-	5	5	2	18

Total Retail	372	370	201	380	317	316	179	325

Total Wholesale	485	474	168	487	491	483	149	460

Interim Condensed Consolidated Financial Statements    at September 30, 2017        43

Transfers of financial assets

The Group transfers a number of its financial receivables to securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This structured entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with IFRS 10 – Consolidated Financial Statements, all securitization vehicles are included in the scope of consolidation because the subscription of the junior asset-backed securities by the seller implies its control in substance over the structured entity.

Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not comply with the requirements of IAS 39 – Financial Instruments: Recognition and Measurement, for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and accordingly the Group continues to recognize the receivables transferred by this means in its consolidated statement of financial position and recognizes a financial liability of the same amount under Asset-backed financing (see Note 24 “Debt”). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized. At September 30, 2017 and December 31, 2016, the carrying amounts of such restricted assets included in Receivables from financing activities are the following:

($ million)	At September 30, 2017	At December 31, 2016

Restricted receivables:

Retail financing and finance lease receivables	6,921	7,140

Wholesale receivables	6,577	6,445

Total Restricted Receivables	13,498	13,585

CNH Industrial has discounted receivables and bills without recourse having due dates beyond September 30, 2017 amounting to $427 million ($566 million at December 31, 2016, with due dates beyond that date), which refer to trade receivables and other receivables for $418 million ($551 million at December 31, 2016) and receivables from financing activities for $9 million ($15 million at December 31, 2016).

19. Other financial assets and Other financial liabilities

These items consist of derivative financial instruments measured at fair value at the balance sheet date.

CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or issue derivative or other financial instruments for speculative purposes. The credit and market risk for interest rate hedges is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 or 3 in the fair value hierarchy.

Foreign Exchange Contracts

CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income/(loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the condensed consolidated income statement in the line “Financial income/(expenses)” and was not significant for all periods presented. The maturity of these instruments does not exceed 18 months and the after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in net revenues and cost of sales over the next twelve months assuming foreign exchange rates remain unchanged is approximately $(2) million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

Interim Condensed Consolidated Financial Statements at September 30, 2017	44

CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Financial income/(expenses)” and are expected to offset the foreign exchange gains or losses on the exposures being managed.

All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $7.2 billion and $7.0 billion at September 30, 2017 and December 31, 2016, respectively.

Interest Rate Derivatives

CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by CNH Industrial to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income/(loss) and recognized in “Financial income/(expenses)” over the period in which CNH Industrial recognizes interest expense on the related debt. Any ineffectiveness is recorded in “Financial income/(expenses)” in the condensed consolidated income statement and was insignificant for all periods presented. The after-tax gains (losses) deferred in other comprehensive income/(loss) that will be recognized in interest expense over the next twelve months is insignificant.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the risk of reductions in the fair value of existing fixed rate bonds and medium-term notes due to changes in LIBOR based interest rates. Gains and losses on these instruments are recorded in “Financial income/(expenses)” in the period in which they occur and an offsetting gain or loss is also reflected in “Financial income/(expenses)” based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. Ineffectiveness was insignificant for the three and nine months ended September 30, 2017 and 2016.

CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Group being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the three and nine months ended September 30, 2017 and 2016. All of CNH Industrial’s interest rate derivatives outstanding as of September 30, 2017 and December 31, 2016 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $4.1 billion and $4.3 billion at September 30, 2017 and December 31, 2016, respectively.

The fair values of CNH Industrial’s derivatives as of September 30, 2017 and December 31, 2016 in the condensed consolidated statement of financial position are recorded as follows:

	At September 30, 2017		At December 31, 2016

($ million)	Positive fair value	Negative fair value	Positive fair value	Negative fair value

Derivatives Designated as Hedging Instruments

Fair value hedges:

Interest rate derivatives	4	(11)	11	(14)

Total Fair value hedges	4	(11)	11	(14)

Cash flow hedges:

Currency risks - Forward contracts and Currency swaps	50	(51)	47	(105)

Interest rate derivatives	6	(1)	4	(3)

Total Cash flow hedges	56	(52)	51	(108)

Total Derivatives Designated as Hedging Instruments	60	(63)	62	(122)

Derivatives Not Designated as Hedging Instruments

Foreign exchange contracts	25	(17)	31	(116)

Interest rate derivatives	4	(4)	2	(11)

Total Derivatives Not Designated as Hedging Instruments	29	(21)	33	(127)

Other financial assets/(liabilities)	89	(84)	95	(249)

Interim Condensed Consolidated Financial Statements    at September 30, 2017        45

Derivatives not designated as hedging instruments consist mainly of derivatives (mostly currency based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.

Pre-tax gains/(losses) related to CNH Industrial’s derivatives for the three and nine months ended September 30, 2017 and 2016 are recorded in the following accounts of condensed consolidated income statement and condensed consolidated statement of comprehensive income:

	Three months ended September 30,		Nine months ended September 30,

($ million)	2017	2016	2017	2016

Fair value Hedges

Interest rate derivatives— Financial income/(expenses)	-	(10)	(7)	(8)

Gains/(losses) on hedged items— Financial income/(expenses)	-	10	7	8

Cash Flow Hedges

Recognized in Other comprehensive income (effective portion):	12	2	41	19

Reclassified from other comprehensive income (effective portion):

Foreign exchange contracts – Net revenues	2	18	4	38

Foreign exchange contracts – Cost of sales	(9)	(5)	(43)	17

Foreign exchange contracts – Financial income/(expenses)	4	(1)	8	5

Interest rate derivatives – Cost of sales	(1)	-	(2)	(3)

Interest rate derivatives – Financial income/(expenses)	-	-	-	-

Not designated as hedges

Foreign exchange contracts – Financial income/(expenses)	(11)	(33)	13	(147)

20. Cash and cash equivalents

Cash and cash equivalents include cash at bank and other easily marketable securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.

At September 30, 2017, this item included $681 million ($837 million at December 31, 2016) of restricted cash which mainly includes bank deposits that may be used exclusively for the repayment of the debt relating to securitizations classified as Asset-backed financing.

21. Assets held for sale

Assets held for sale at September 30, 2017 and December 31, 2016 primarily included buildings.

Interim Condensed Consolidated Financial Statements    at September 30, 2017        46

22. Equity

Share capital

As of September 30, 2017, the Company’s share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,400,196 common shares (1,363,676,503 common shares outstanding, net of 723,693 common shares held in treasury by the Company as described in the following) and 396,474,276 special voting shares (396,237,285 special voting shares outstanding, net of 236,991 special voting shares held in treasury by the Company as described in the following), all with a par value of €0.01 each.

For more complete information on the share capital of CNH Industrial N.V., see Note 24 “Equity” to the CNH Industrial Consolidated Financial Statements at December 31, 2016.

Treasury shares

On June 5, 2017, the Company announced a renewal of the existing buy-back program to repurchase up to $300 million in common shares. The repurchase authority was renewed by the shareholders at the Annual General Meeting of Shareholders (“AGM”) held on April 14, 2017. The authorization is granted for a period of 18 months from the date of the AGM and, therefore, expires on October 13, 2018.

As of September 30, 2017, the Company has repurchased 2,609,741 common shares on the Italian Stock Exchange (MTA) under the renewed buy-back program, for a purchase price of approximately $29 million. During the three months ended September 30, 2017, the amount of the common shares held in treasury by the Company decreased to 723,693 due to the delivery of 1,886,048 common shares to fulfill the obligations arising from the equity incentive plans in place. Depending on market and business conditions and other factors, the Company may suspend, discontinue or modify the buy-back program at any time, for any reason and without previous notice, in accordance with applicable laws and regulations.

During the nine months ended September 30, 2017, the Company acquired approximately 16 million special voting shares following the de-registration of qualifying common shares from the Loyalty Register, and the transfer and allocation of special voting shares in accordance with the Special Voting Shares - Terms and Conditions. On September 15, 2017, the Company cancelled 78,000,000 special voting shares held in treasury, consequently, the total amount of issued special voting shares was reduced from 474,474,276 to 396,474,276. As of September 30, 2017, the Company held 236,991 special voting shares in treasury.

Capital reserves

At September 30, 2017 capital reserves, amounting to $3,246 million ($3,237 million at December 31, 2016), mainly included the effects of the Merger.

Earnings reserves

Earnings reserves, amounting to $5,041 million at September 30, 2017 ($4,912 million at December 31, 2016), primarily consisted of retained earnings and profits attributable to the owners of the parent.

On April 14, 2017, at the AGM, CNH Industrial N.V. shareholders approved a dividend of €0.11 per common share, as recommended on March 2, 2017 by the Board of Directors. The cash dividend was declared in euro and paid on May 2, 2017 for a total amount of $161 million (€150 million).

Interim Condensed Consolidated Financial Statements    at September 30, 2017        47

Other comprehensive income/(loss)

Other comprehensive income/(loss) consisted of the following:

	Three months ended September 30,		Nine months ended September 30,

($ million)	2017	2016	2017	2016

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefit plans	-	-	(1)	1

Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss (A)	-	-	(1)	1

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments arising during the period	12	2	41	19

(Gains)/losses on cash flow hedging instruments reclassified to profit or loss	4	(12)	33	(57)

Gains/(losses) on cash flow hedging instruments	16	(10)	74	(38)

Gains/(losses) on the remeasurement of available-for-sale financial assets arising during the period	-	-	-	-

(Gains)/losses on the remeasurement of available-for-sale financial assets reclassified to profit or loss	-	-	-	-

Gains/(losses) on the remeasurement of available-for-sale financial assets	-	-	-	-

Exchange gains/(losses) on translating foreign operations arising during the period	(23)	-	(136)	221

Exchange (gains)/losses on translating foreign operations reclassified to profit or loss	-	-	-	-

Exchange gains/(losses) on translating foreign operations	(23)	-	(136)	221

Share of Other comprehensive income/(loss) of entities accounted for using the equity method arising during the period	14	(4)	50	3

Reclassification adjustment for the share of Other comprehensive income/(loss) of entities accounted for using the equity method	-	-	-	-

Share of Other comprehensive income/(loss) of entities accounted for using the equity method	14	(4)	50	3

Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss (B)	7	(14)	(12)	186

Tax effect (C)	(2)	2	(10)	6

Total Other comprehensive income/(loss), net of tax (A) + (B) + (C)	5	(12)	(23)	193

Interim Condensed Consolidated Financial Statements    at September 30, 2017        48

The income tax effect for each component of Other comprehensive income/(loss) consisted of the following:

	Three months ended September 30,						Three months ended September 30,

	2017			2016			2017			2016

($ million)	Before tax amount	Tax (expense)/ benefit	Net-of- tax amount	Before tax amount	Tax (expense)/ benefit	Net-of- tax amount	Before tax amount	Tax (expense)/ benefit	Net-of- tax amount	Before tax amount	Tax (expense)/ benefit	Net-of- tax amount

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefit plans	-	-	-	-	(1)	(1)	(1)	-	(1)	1	(3)	(2)

Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss	-	-	-	-	(1)	(1)	(1)	-	(1)	1	(3)	(2)

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(Losses) on cash flow hedging instruments	16	(2)	14	(10)	3	(7)	74	(10)	64	(38)	9	(29)

Gains/(Losses) on the remeasurement of available-for-sale financial assets	-	-	-	-	-	-	-	-	-	-	-	-

Exchange gains/(losses) on translating foreign operations	(23)	-	(23)	-	-	-	(136)	-	(136)	221	-	221

Share of Other comprehensive income/(loss) of entities accounted for using the equity method	14	-	14	(4)	-	(4)	50	-	50	3	-	3

Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	7	(2)	5	(14)	-	(11)	(12)	(10)	(22)	186	9	195

Total Other comprehensive income/(loss)	7	(2)	5	(14)	2	(12)	(13)	(10)	(23)	187	6	193

Share-based compensation

In the nine months ended September 30, 2017 and 2016, there were no material grants of stock options or share units under the existing CNH Industrial share-based compensation plans.

CNH Industrial recognized total share-based compensation expense of $4 million and $15 million for the three and nine months ended September 30, 2017, respectively ($8 million and $30 million for the three and nine months ended September 30, 2016, respectively).

23. Provisions

A summary of Provisions at September 30, 2017 and December 31, 2016 is as follows:

($ million)	At September 30, 2017		At December 31, 2016

Employee benefits		2,582		2,532

Other provisions:

Warranty and technical assistance provision	1,059		940

Restructuring provision	83		34

Investment provision	11		11

Other risks	2,485		2,170

Total Other provisions		3,638		3,155

Total Provisions		6,220		5,687

Provisions for Employee benefits include provisions for health care plans, pension plans and other post-employment benefits as well as other provisions for employees and provisions for other long-term employee benefits.

Interim Condensed Consolidated Financial Statements    at September 30, 2017        49

Provisions for Other risks include provisions for contractual and commercial risks and disputes.

Employee benefits

The following summarizes the components of net benefit cost of CNH Industrial’s post-employment benefits for the three and nine months ended September 30, 2017 and 2016:

	Pension plans		Healthcare plans		Other

	Three Months Ended September 30,		Three Months Ended September 30,		Three Months Ended September 30,

($ million)	2017	2016	2017	2016	2017	2016

Service cost:

Current service cost	6	6	1	1	1	1

Past service cost and (gain)/loss from curtailments and settlements	-	-	-	-	-	-

Total Service cost	6	6	1	1	1	1

Net interest expense	5	4	9	9	1	-

Other costs	3	2	-	-	-	-

Net benefit cost recognized to profit or loss	14	12	10	10	2	1

	Pension plans		Healthcare plans		Other

	Nine Months Ended September 30,		Nine Months Ended September 30,		Nine Months Ended September 30,

($ million)	2017	2016	2017	2016	2017	2016

Service cost:

Current service cost	18	19	5	5	5	5

Past service cost and (gain)/loss from curtailments and settlements	-	-	-	-	-	-

Total Service cost	18	19	5	5	5	5

Net interest expense	11	12	25	28	2	2

Other costs	8	5	-	-	-	-

Net benefit cost recognized to profit or loss	37	36	30	33	7	7

24. Debt

An analysis of debt by nature is as follows:

($ million)	At September 30, 2017		At December 31, 2016

Asset-backed financing		11,552		11,784

Other debt:

Bonds	9,046		8,777

Borrowings from banks	4,449		4,268

Payables represented by securities	384		377

Other	198		228

Total Other debt		14,077		13,650

Total Debt		25,629		25,434

Debt increased by $195 million over the period. Excluding exchange translation differences of $1,380 million, Debt decreased by $1,185 million, mainly due to the early redemption of all the outstanding $636 million aggregate principal amount of Case New Holland Industrial Inc. 7.875% Senior Notes due 2017, as well as the repurchase of €347 million of CNH Industrial Finance Europe S.A. outstanding €1.2 billion 6.250% Notes due 2018, the repurchase of €453 million of CNH Industrial Finance Europe S.A. outstanding €1.0 billion 2.750% Notes due 2019, and the net reduction of borrowings from banks.

Interim Condensed Consolidated Financial Statements    at September 30, 2017        50

In March 2017, CNH Industrial Finance Europe S.A. issued as a private placement €75 million of notes at an annual fixed rate of 1.625% due in 2022 (the “1.625% CIFE Notes”) at an issue price of 99.4065 percent of their principal amount. The 1.625% CIFE Notes were issued under the €10 billion Euro Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.

In April 2017, CNH Industrial Capital LLC issued at par $500 million of notes at an annual fixed rate of 4.375% due in 2022.

In May 2017, CNH Industrial Finance Europe S.A. issued €500 million of notes at an annual fixed rate of 1.375% due in 2022 (the “1.375% CIFE Notes”) at an issue price of 99.335 percent of their principal amount. The 1.375% CIFE Notes were issued under the €10 billion Euro Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.

In June 2017, Case New Holland Industrial Inc. redeemed all of the outstanding $636 million aggregate principal amount of its 7.875% Senior Notes due 2017.

On June 15, 2017, S&P Global Ratings raised its long-term corporate credit rating on both CNH Industrial N.V. and CNH Industrial Capital LLC from “BB+” to “BBB-“ with stable outlook. The short-term rating of CNH Industrial N.V. was raised from “B” to “A-3”. The issue-level ratings of both CNH Industrial N.V. and CNH Industrial Capital LLC were also raised to “BBB-“.

Subsequent to the upgrade by S&P Global Ratings, the Euro Medium Term Notes benefit from Eurosystem eligibility, and the financial covenant contained in the €1.75 billion Revolving Credit Facility that requires Industrial Activities to maintain EBITDA/Net interest ratio is no longer applicable.

In September 2017, CNH Industrial Finance Europe S.A. repurchased a total of €800 million in principal amount of 6.250% Notes due 2018 and 2.750% Notes due 2019, and issued €650 million in principal amount of 1.750% Notes due 2025.

The following table shows the summary of the Group’s issued bonds outstanding at September 30, 2017:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)

Euro Medium Term Notes

CNH Industrial Finance Europe S.A.(1)(2)	EUR	853	6.25%	March 9, 2018	1,007

CNH Industrial Finance Europe S.A.(1)(3)	EUR	547	2.75%	March 18, 2019	646

CNH Industrial Finance Europe S.A.(1)	EUR	700	2.875%	September 27, 2021	827

CNH Industrial Finance Europe S.A.(1)	EUR	75	1.625%	March 29, 2022	89

CNH Industrial Finance Europe S.A.(1)	EUR	500	1.375%	May 23, 2022	590

CNH Industrial Finance Europe S.A.(1)	EUR	500	2.875%	May 17, 2023	590

CNH Industrial Finance Europe S.A.(1)	EUR	650	1.750%	September 12, 2025	767

CNH Industrial Finance Europe S.A.(1)	EUR	100	3.5%	November 12, 2025	118

CNH Industrial Finance Europe S.A.(1)	EUR	50	3.875%	April 21, 2028	59

Total Euro Medium Term Notes					4,693

Other Bonds

CNH Industrial Capital LLC	USD	600	3.625%	April 15, 2018	600

CNH Industrial Capital LLC	USD	600	3.875%	July 16, 2018	600

CNH Industrial Capital LLC	USD	500	3.375%	July 15, 2019	500

CNH Industrial Capital LLC	USD	600	4.375%	November 6, 2020	600

CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500

CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400

CNH Industrial Capital LLC	USD	500	4.375%	April 05, 2022	500

CNH Industrial N.V.(4)	USD	600	4.5%	August 15, 2023	600

Total Other bonds					4,300

Hedging effect and amortized cost valuation					53

Total Bonds					9,046

(1)	Bond listed on the Irish Stock Exchange.
(2)	As noted above, in September 2017, CNH Industrial Finance Europe S.A. repurchased €347 million.
(3)	As noted above, in September 2017, CNH Industrial Finance Europe S.A. repurchased €453 million.
(4)	Bond listed on the New York Stock Exchange.

The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) covenant and cross default

Interim Condensed Consolidated Financial Statements    at September 30, 2017        51

clauses. A breach of these commitments can lead to the early repayment of the applicable notes. The bonds guaranteed by CNH Industrial N.V. under the Euro Medium Term Note Programme, as well as the notes issued by CNH Industrial N.V. in August 2016, contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading of CNH Industrial N.V.

The Group intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, the companies in the Group may from time to time buy back their issued bonds. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions. Further information about these bonds is included in Note 27 “Debt” to the CNH Industrial Consolidated Financial Statements at December 31, 2016.

Available Group’s committed unsecured facilities expiring after twelve months amounted to approximately $3.1 billion at September 30 2017 ($2.9 billion at December 31, 2016).

Debt secured with mortgages and other liens on assets of the Group amounted to $102 million at September 30, 2017 ($96 million at December 31, 2016); this amount included $63 million ($54 million at December 31, 2016) due to creditors for assets acquired under finance leases.

25. Trade payables

Trade payables of $5,867 million at September 30, 2017 increased by $682 million from the amount at December 31, 2016.

26. Other current liabilities

At September 30, 2017, Other current liabilities mainly included $2,904 million of amounts payable to customers relating to buy-back agreements ($2,429 million at December 31, 2016) and accrued expenses and deferred income of $493 million ($485 million at December 31, 2016).

27. Commitments and contingencies

As a global Group with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, and environmental claims that arise in the ordinary course of business. The most significant of these matters are described below.

The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its Interim condensed consolidated financial statements.

Other litigation and investigation

European Commission settlement: Iveco, the Company’s wholly owned subsidiary, and its competitors were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to medium and heavy trucks.

In the first quarter of 2016, CNH Industrial recorded a non-recurring non-tax deductible charge of €450 million ($502 million) in relation to the investigation and related matters. On July 19, 2016, the Commission announced a settlement with Iveco under which the Commission imposed a fine of €495 million (equivalent to $543 million at payment date). As a result of this settlement, CNH Industrial recorded an additional non-tax deductible charge of €45 million ($49 million) in the second quarter of 2016. The fine was paid on October 20, 2016. Following this settlement, CNH Industrial has been named as defendant in current private litigation commenced in Italy, Israel, Ireland, Germany, the Netherlands, Norway and the United Kingdom that remains at an early stage, and CNH Industrial expects to face further claims in various jurisdictions; the extent and outcome of which cannot be predicted at this time.

Interim Condensed Consolidated Financial Statements    at September 30, 2017        52

Guarantees

CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees, mainly in the interest of a joint venture related to commercial commitments of defense vehicles, totaling $374 million and $291 million at September 30, 2017 and December 31, 2016, respectively.

Other contingencies

CNH Industrial N.V. is successor to Fiat Industrial S.p.A. (“Fiat Industrial”), a company formed as a result of the demerger of Fiat (which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V., “FCA”) in favor of Fiat Industrial (the “Demerger”). As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial N.V. may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At September 30, 2017, the outstanding Liabilities amounted to approximately €199 million ($235 million). CNH Industrial believes the risk of FCA’s insolvency is extremely remote, and therefore, no specific provision has been accrued in respect of the above-mentioned potential joint liability.

28. Segment reporting

The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial.

CNH Industrial has the following five operating segments:

◾

Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe and the Miller brand, primarily in North America. Subsequent to the acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products have been sold under the Kongskilde, Överum, and JF brands.

◾

Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the New Holland Construction and Case Construction Equipment brands.

◾

Commercial Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the Iveco brand, commuter buses and touring coaches under the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the Iveco Astra brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

◾

Powertrain designs, manufactures, and offers a range of propulsion and transmission systems and axles for on- and off-road engine applications, as well as engines for marine application and power generation under the FPT Industrial brand.

◾

Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

The activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

Interim Condensed Consolidated Financial Statements    at September 30, 2017        53

The CODM reviews the performance of and allocates resources to the operating segments using Operating profit of Industrial Activities calculated using U.S. GAAP. Operating profit of Industrial Activities under U.S. GAAP is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating Profit of Financial Services under U.S. GAAP is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses. In addition, with reference to Financial Services, the CODM assesses the performance of the segment on the basis of the Net income prepared in accordance with U.S. GAAP. Furthermore, the CODM reviews expenditures for long-lived assets. Other operating segment asset information is not readily available.

Operating profit under U.S. GAAP by reportable segment for the three and nine months ended September 30, 2017 and 2016 is summarized as follows:

	Three months ended September 30,		Nine months ended September 30,

($ million)	2017	2016	2017	2016

Agricultural Equipment	208	155	670	546

Construction Equipment	13	1	8	32

Commercial Vehicles	59	64	178	202

Powertrain	88	52	260	171

Eliminations and other	(17)	(24)	(65)	(72)

Total Industrial Activities	351	248	1,051	879

Financial Services	120	114	365	363

Eliminations and other	(83)	(84)	(248)	(244)

Total Operating profit under U.S. GAAP	388	278	1,168	998

A reconciliation from consolidated Operating profit under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS for the three and nine months ended September 30, 2017 and 2016 is provided below:

	Three months ended September 30,		Nine months ended September 30,

($ million)	2017	2016	2017	2016

Operating profit under U.S. GAAP	388	278	1,168	998

Adjustments/reclassifications to convert from Operating profit under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS:

Gains/(losses) on the disposal of investments under EU-IFRS	-	-	-	-

Other unusual income/(expenses) under EU-IFRS	-	(6)	8	(560)

Financial income/(expenses) under EU-IFRS	(191)	(178)	(483)	(483)

Result from investments under EU-IFRS	23	14	71	(5)

Development costs	(16)	(37)	(80)	(91)

Restructuring costs under EU-IFRS	(53)	(6)	(76)	(31)

Other adjustments	(33)	(13)	(71)	(41)

Total adjustments/reclassifications	(270)	(226)	(631)	(1,211)

Profit/(loss) before taxes under EU-IFRS	118	52	537	(213)

Interim Condensed Consolidated Financial Statements    at September 30, 2017        54

Net income prepared under U.S. GAAP for Financial Services for the three and nine months ended September 30, 2017 and 2016 is summarized as follows, together with a reconciliation to CNH Industrial’s consolidated Profit/(loss) before taxes under EU-IFRS for the same periods:

	Three months ended September 30,		Nine months ended September 30,

($ million)	2017	2016	2017	2016

Net income of Financial Services under U.S. GAAP (A)	86	77	260	251

Net Income (loss) of Industrial Activities under U.S. GAAP (B)	57	39	353	(345)

Eliminations and other (C)	(86)	(77)	(260)	(251)

CNH Industrial’s consolidated Net income (loss) under U.S. GAAP (D) = (A) + (B) + (C)	57	39	353	(345)

Adjustments to conform with EU-IFRS (E)(*)	(13)	(29)	(52)	(52)

Income tax (expense) under EU-IFRS (F)	(74)	(42)	(236)	(184)

Profit/(loss) before taxes under EU-IFRS (G) = (D) + (E) - (F)	118	52	537	(213)

(*)   Details about this item are provided in Note 32 “EU-IFRS to U.S. GAAP reconciliation”.

A summary of additional reportable segment information under U.S. GAAP, together with a reconciliation to the corresponding EU-IFRS consolidated item, for the three and nine months ended September 30, 2017 and 2016 is provided in the following table:

Revenues

	Three months ended September 30,		Nine months ended September 30,

($ million)	2017	2016	2017	2016

Agricultural Equipment	2,651	2,359	7,890	7,291

Construction Equipment	642	595	1,841	1,726

Commercial Vehicles	2,537	2,114	7,203	6,754

Powertrain	1,075	850	3,213	2,755

Eliminations and other	(574)	(457)	(1,777)	(1,539)

Net sales of Industrial Activities	6,331	5,461	18,370	16,987

Financial Services	409	386	1,205	1,173

Eliminations and other	(110)	(98)	(316)	(286)

Total Revenues under U.S. GAAP	6,630	5,749	19,259	17,874

Difference, principally classification proceeds from the final sale of equipment sold under buy-back commitment or leased, net of finance income of Industrial Activities	112	87	406	323

Total Net Revenues under EU-IFRS	6,742	5,836	19,665	18,197

29. Fair value measurement

Fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the entire measurement:

◾	Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

◾	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

◾	Level 3 — Unobservable inputs for the asset or liability.

This hierarchy requires the use of observable market data when available.

Interim Condensed Consolidated Financial Statements    at September 30, 2017        55

Assets and liabilities measured at fair value on a recurring basis

The following table presents for each of the fair value hierarchy levels the assets and liabilities that are measured at fair value, on a recurring basis, at September 30, 2017 and at December 31, 2016:

		At September 30, 2017				At December 31, 2016

($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Other non-current securities	(15)	1	-	-	1	1	-	-	1

Other financial assets	(19)	-	89	-	89	-	95	-	95

Total Assets		1	89	-	90	1	95	-	96

Other financial liabilities	(19)	-	(84)	-	(84)	-	(249)	-	(249)

Total Liabilities		-	(84)	-	(84)	-	(249)	-	(249)

In the nine months ended September 30, 2017 and 2016, there were no transfers between levels in the fair value hierarchy.

Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 19 “Other financial assets and Other financial liabilities”.

Assets and liabilities not measured at fair value

The estimated fair values for financial assets and liabilities that are not measured at fair value in the condensed consolidated statement of financial position at September 30, 2017 and at December 31, 2016 are as follows:

		At September 30, 2017

($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount

Retail financing	(18)	-	-	9,561	9,561	9,509

Dealer financing	(18)	-	-	9,246	9,246	9,249

Finance leases	(18)	-	-	359	359	356

Other receivables from financing activities	(18)	-	-	68	68	68

Total Receivables from financing activities		-	-	19,234	19,234	19,182

Asset-backed financing	(24)	-	11,418	-	11,418	11,552

Bonds	(24)	5,589	3,860	-	9,449	9,046

Borrowings from banks	(24)	-	4,324	-	4,324	4,449

Payables represented by securities	(24)	-	385	-	385	384

Other debt	(24)	-	198	-	198	198

Total Debt		5,589	20,185	-	25,774	25,629

		At December 31, 2016

($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount

Retail financing	(18)	-	-	9,454	9,454	9,566

Dealer financing	(18)	-	-	8,581	8,581	8,583

Finance leases	(18)	-	-	389	389	383

Other receivables from financing activities	(18)	-	-	130	130	130

Total Receivables from financing activities		-	-	18,554	18,554	18,662

Asset-backed financing	(24)	-	11,586	-	11,586	11,784

Bonds	(24)	4,642	4,443	-	9,085	8,777

Borrowings from banks	(24)	-	4,100	-	4,100	4,268

Payables represented by securities	(24)	-	373	-	373	377

Other debt	(24)	-	228	-	228	228

Total Debt		4,642	20,730	-	25,372	25,434

Interim Condensed Consolidated Financial Statements    at September 30, 2017        56

Receivables from financing activities

The fair value of Receivables from financing activities is based on the discounted values of their related cash flows at market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.

Debt

All Debt is classified as a Level 2 fair value measurement, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. and the bond issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement. Their fair value has been estimated making reference to quoted prices in active markets.

The fair value of Asset-backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and has been estimated based on discounted cash flows analysis using the current market interest rates at year-end adjusted for the Group non-performance risk over the remaining term of the financial liability.

Other financial assets and liabilities

The carrying amount of Cash and cash equivalents, Trade receivables, Current tax receivables, Other current assets, Trade payables and Other current liabilities included in the condensed consolidated statement of financial position approximates their fair value, due to the short maturity of these items.

30. Related party transactions

In accordance with IAS 24 – Related Party Disclosures, CNH Industrial’s related parties are companies and persons who are capable of exercising control or joint control or who have significant influence over the Group. Related parties include CNH Industrial N.V.’s parent company EXOR N.V. (the holding company of the EXOR Group following the completion of the cross-border merger of EXOR S.p.A. with and into EXOR N.V. occurred on December 11, 2016) and the companies that EXOR N.V. controls or has a significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”), and CNH Industrial’s unconsolidated subsidiaries, associates or joint ventures. In addition, the members of the Board of Directors and managers of CNH Industrial with strategic responsibility and members of their families are also considered related parties.

As of September 30, 2017, on the basis of the information published on the website of The Netherlands Authority for the Financial Markets and in reference to the up-to-date information on the files of CNH Industrial, EXOR N.V. held 41.7% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets, and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of September 30, 2017.

In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. The Company’s Audit Committee reviews and evaluates all significant related party transactions.

Transactions with EXOR N.V. and its subsidiaries and affiliates

EXOR N.V. is an investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the three and nine months ended September 30, 2017 and 2016.

In connection with the Demerger, Fiat (now known as FCA) and Fiat Industrial (now known as CNH Industrial) entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and FCA provide services (such as purchasing, tax, accounting and other back office services, security and training) to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. FCA subsidiaries provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.

Additionally, CNH Industrial sells engines and light commercial vehicles to, and purchases engine blocks and other components from FCA subsidiaries. Furthermore, CNH Industrial and FCA may engage in other minor transactions in the ordinary course of business.

Interim Condensed Consolidated Financial Statements    at September 30, 2017        57

These transactions with FCA are reflected in the Interim condensed consolidated financial statements at September 30, 2017 as follows:

	Nine months ended September 30,

($ million)	2017	2016

Net revenues	500	613

Cost of sales	336	352

Selling, general and administrative costs	112	112

($ million)	At September 30, 2017	At December 31, 2016

Trade receivables	9	11

Trade payables	100	105

Transactions with joint ventures

CNH Industrial sells commercial vehicles, agricultural equipment and construction equipment, and provides technical services to joint ventures such as IVECO - OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S., and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions are reflected in the interim condensed consolidated financial statements at September 30, 2017, as follows:

	Nine months ended September 30,

($ million)	2017	2016

Net revenues	600	434

Cost of sales	320	305

($ million)	At September 30, 2017	At December 31, 2016

Trade receivables	170	94

Trade payables	81	86

At September 30, 2017 and December 31, 2016, CNH Industrial had pledged guarantees on commitments of its joint ventures for an amount of $267 million and $187 million, respectively, mainly related to IVECO—OTO MELARA Società Consortile a responsabilità limitata.

Transactions with associates

CNH Industrial sells trucks and commercial vehicles and provides services to associates. In the nine months ended September 30, 2017 revenues from associates totaled $130 million ($81 million in the comparable period of 2016) and cost of sales from associates totaled $7 million (zero in the comparable period of 2016). At September 30, 2017 receivables from associates amounted to $24 million ($19 million at December 31, 2016). Trade payables to associates amounted to $17 million at September 30, 2017 ($21 million at December 31, 2016).

Transactions with unconsolidated subsidiaries

In the nine months ended September 30, 2017 and 2016, there were no material transactions with unconsolidated subsidiaries.

Transactions with other related parties

In the nine months ended September 30, 2017 and 2016, there were no material transactions with other related parties.

Interim Condensed Consolidated Financial Statements    at September 30, 2017        58

Compensation to Directors and Key Management

The fees of the Directors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated companies, amounted to approximately $8 million and $14 million in the nine months ended September 30, 2017 and 2016, respectively. These amounts included the notional compensation cost arising from stock grants awarded to the Chairman, the Chief Executive Officer and certain Directors.

The aggregate expense incurred in the nine months ended September 30, 2017 and 2016 for the compensation of Executives with strategic responsibilities of the Group amounted to approximately $11 million and $16 million, respectively. These amounts included the notional compensation cost for share-based payments.

31. Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Nine months ended September 30, 2017		At December 31, 2016	Nine months ended September 30, 2016

	Average	At September 30		Average	At September 30

Euro	0.898	0.847	0.949	0.896	0.896

Pound sterling	0.784	0.747	0.812	0.719	0.771

Swiss franc	0.983	0.970	1.019	0.980	0.974

Polish zloty	3.829	3.646	4.184	3.904	3.870

Brazilian real	3.173	3.188	3.254	3.545	3.244

Canadian dollar	1.306	1.244	1.346	1.321	1.316

Argentine peso	16.219	17.548	15.850	14.520	15.300

Turkish lira	3.593	3.559	3.517	2.935	3.008

32. EU-IFRS to US GAAP reconciliation

This Interim Report has been prepared in accordance with the EU-IFRS (see section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).

CNH Industrial reports quarterly and annual consolidated financial results in accordance with U.S. GAAP for SEC reporting purposes, and in accordance with EU-IFRS for European listing purposes and for Dutch law requirements.

EU-IFRS differ in certain significant requirements from U.S. GAAP. In order to help readers to understand the difference between the Group’s two sets of financial statements, CNH Industrial has provided, on a voluntary basis, a reconciliation from EU-IFRS to U.S. GAAP as follows:

Reconciliation of Profit

		Three months ended September 30,		Nine months ended September 30,

($ million)	Note	2017	2016	2017	2016

Profit/(loss) in accordance with EU-IFRS		44	10	301	(397)

Adjustments to conform with U.S. GAAP:

Development costs	(a)	16	37	80	91

Other adjustments	(b)	(13)	(18)	(39)	(44)

Tax impact on adjustments	(c)	(13)	(15)	(21)	(18)

Deferred tax assets and tax contingencies recognition	(d)	23	25	32	23

Total adjustments		13	29	52	52

Net income (loss) in accordance with U.S. GAAP		57	39	353	(345)

Interim Condensed Consolidated Financial Statements    at September 30, 2017        59

Reconciliation of Total Equity

($ million)	Note	At September 30, 2017	At December 31, 2016

Total Equity in accordance with EU-IFRS		6,753	6,634

Adjustments to conform with U.S. GAAP:

Development costs	(a)	(2,489)	(2,374)

Other adjustments	(b)	141	121

Tax impact on adjustments	(c)	701	655

Deferred tax assets and tax contingencies recognition	(d)	(650)	(585)

Total adjustments		(2,297)	(2,183)

Total Equity in accordance with U.S. GAAP		4,456	4,451

Description of reconciling items

Reconciling items presented in the tables above are described as follows:

(a)	Development costs

Under EU-IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under EU-IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under EU-IFRS, have been reversed under U.S. GAAP. In the three months ended September 30, 2017 and 2016, under EU-IFRS the Group capitalized $101 million and $80 million, respectively, of development costs and amortized $117 million and $117 million, respectively, of previously capitalized development costs that were reversed under U.S. GAAP. In the nine months ended September 30, 2017 and 2016, under EU-IFRS the Group capitalized $271 million and $271 million, respectively, of development costs and amortized $351 million and $362 million, respectively, of previously capitalized development costs that were reversed under U.S. GAAP. No impairment charges and no result on disposal were recorded in the three and nine months ended September 30, 2017 and 2016.

(b)	Other adjustments

It mainly includes the following items:

•

Goodwill and other intangible assets: Goodwill is not amortized but rather tested for impairment at least annually under both EU-IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Group’s two sets of financial statements is primarily due to the different times when EU-IFRS and ASC 350 - Intangibles – Goodwill and Other, were adopted. CNH Industrial transitioned to EU-IFRS on January 1, 2004. Prior to the adoption of EU-IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years.

•

Defined benefit plans: The differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between EU-IFRS and U.S. GAAP. Under EU-IFRS, actuarial gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, actuarial gains and losses are deferred through the use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.

•

Restructuring provisions: The main difference between EU-IFRS and U.S. GAAP with respect to accruing for restructuring costs is that EU-IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Group’s restructuring activities.

Interim Condensed Consolidated Financial Statements    at September 30, 2017        60

(c)	Tax impact on adjustments

This item includes the tax effects of adjustments included in (a) and (b) and mainly refers to development costs.

(d)	Deferred tax assets and tax contingencies recognition

The Group’s policy for accounting for deferred income taxes under EU-IFRS is described in section “Significant accounting policies” of the CNH Industrial Consolidated Financial Statements at December 31, 2016. This policy is similar to U.S. GAAP which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between EU-IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pretax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between EU-IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to jurisdictions with U.S. GAAP pretax book losses higher than those recorded for EU-IFRS purposes.

33. Subsequent events

CNH Industrial has evaluated subsequent events through November 6, 2017, which is the date the interim condensed consolidated financial statements were authorized for issuance, and identified the following:

◾

On October 24, 2017, Fitch Ratings assigned CNH Industrial N.V. and CNH Industrial Capital LLC new long-term issuer default ratings of “BBB-”. This rating action follows the upgrade of Standard and Poor’s, on June 15, 2017, of the long-term corporate rating of CNH Industrial N.V. and CNH Industrial Capital LLC to “BBB-”. These two actions will make CNH Industrial’s securities eligible for the main investment grade indices in the U.S. market.

◾	On October 31, 2017, CNH Industrial announced the early redemption of all of the outstanding $600 million in principal amount of CNH Industrial Capital LLC 3 7⁄8% Notes due July 2018.

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